Exhibit 99.1(a)

Clear path ahead Zealand Pharma Annual Report 2018 Anders Stensbjerg Kristensen lives with type 1 diabetes Company reg. no. 20045078

2 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 2 Changing lives with next generation peptide therapeutics Our ambition is to be a world leader in treating specialty gastrointestinal and metabolic diseases.

Zealand Pharma • Annual Report 2018 3

Contents.

Management review

About Zealand Pharma

Zealand in brief	5
Shareholder Letter	6
2018 Achievements	9
Financial highlights and 2019 guidance	10
Consolidated Key Figures	11
2019 Objectives	12
Our Ambition and Business Model	14
Pipeline Overview	16

Our programs

Reducing the burden of short bowel syndrome

Mike's story	18
About short bowel syndrome	20
Glepaglutide for short bowel syndrome	22
ZP7570 (GLP-1/GLP-2) for short bowel syndrome	23

Improving the lives of people with insulin-dependent diabetes

Anders and Finn's story	24
Dasiglucagon for severe hypoglycemia in diabetes	26
Dasiglucagon for fully automated management of type 1 diabetes	27

Other Programs

Rare Diseases: dasiglucagon for congenital hyperinsulinism	28
Partnered Programs: Obesity/ type 2 diabetes	29

Our Established Peptide Platform

Pre-Clinical Projects	30

Corporate matters

Corporate Governance	33
Corporate Social Responsibility	36
Our People	37
Risk Management and Internal Control	38
Financial Review	41
Shareholder Information	44
Board of Directors	46
Corporate Management	48

Financial statements

Consolidated financial statements

Income statement	51
Statement of comprehensive income	51
Statement of financial position	52
Statement of cash flows	53
Statement of changes in equity	53
Business overview	54
Notes	55

Financial statements of the parent company

Income statement	89
Statement of comprehensive income	89
Statement of financial position	90
Statement of cash flows	91
Statement of changes in equity	91
Notes	92
Alternative performance measures for the group (non-audited)	96
Statement of the Board of Directors and Executive Management	97
Independent auditor's report	98

Other information

Sources	103
Addresses (company information)	103

Shareholder letter

2018 has been a remarkable year, with substantial advancement of our fully-owned medicines in development. Read more on page 6

Financial highlights

A strong financial position to enable full-speed development of our pipeline. Read more on page 10

Pipeline overview

We have four late stage programs with potential to launch in two to four years, and a promising early pipeline. Read more on page 16

A4bout ZealalandnPdhParhmaarma•Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information About Zealand Pharma Zealand in brief Shareholder Letter 2018 Achievements Financial highlights and 2019 guidance Consolidated Key Figures 2019 Objectives Our Ambition and Business Model Pipeline Overview 5 6 9 10 11 12 14 16 Zealand Pharma  Annual Report 2017 4

About Zealand Pharma• Moving forward Products and pipeline Corporate matters Financial statements Other information Zealand Pharma  Annual Report 2018 5 Zealand in brief Changing lives with next generation peptide therapeutics. We are passionate about changing the lives of people with severe medical conditions through targeted development of next generation peptide therapeutics. To achieve this ambition, our organization is rapidly maturing towards a fully integrated biotech company with commercial operations in the U.S. submission within the coming year; Phase 3 ongoing for treatment of the rare pediatric condition, congenital hyperinsulinism; and a Phase 2b study planned for use in dual-hormone fully automated pump therapy for management of type 1 diabetes. Our early development pipeline consists of two clinical programs partnered with Boehringer Ingelheim, and a long-acting GLP-1/GLP-2 agonist for treatment of short bowel syndrome that is approaching Phase 1. We continue to leverage our established discovery peptide platform, which has already led to two approved medicines and provides multiple opportunities for near-term pipeline expansion. We have four late stage programs with the potential to launch into major markets in the next two to four years. Phase 3 is ongoing for glepaglutide, a long-acting GLP-2 analog for treatment of short bowel syndrome. Three late stage programs are based upon dasiglucagon, a stable glucagon analog: positive Phase 3 results for treatment of severe hypoglycemia in diabetes with anticipated new drug application (NDA) Danish Biotech Founded in Copenhagen (HQ) in 1998, opened U.S. subsidiary 2018 Leading Peptide Platform A world leading peptide platform, with two medicines on the market Four Late Stage Programs Accelerating late stage programs to launch new products into major markets in 2 to 4 years Find out more about Zealand on zealandpharma.com/about-us Expanding Capabilities Transforming into a fully integrated biotech company with U.S. commercial organization Experienced Team 153 employees of which 87% are in R&D Dual Nasdaq Listing Traded in Copenhagen and New York Zealand Pharma  Annual Report 2017 5

A6bout ZealalandnPdhParhmaarma•Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information Shareholder Letter Committed and on track, with a clear path ahead 2018 was a remarkable year for Zealand. In line with our strong commitment to change the lives of people with severe medical conditions, we have substantially advanced our fully-owned medicines in development. In September, we executed the sale of future royalties associated with lixisenatide for USD 205 million, securing a strong financial position to enable full-speed development of our pipeline toward making our medicines available to patients. In 2018, Zealand made important positive advancement of its fully-owned programs as well as developing the organization with deeper capabilities. New exciting data has propelled our clinical candidates into the next stages of development, while the sale of future lixisenatide royalties and milestones provided financial strength for the ongoing key business activities. The company is positioned well, with a clear path ahead, to deliver on its objectives striving for creating shareholder value in 2019. Today, we have three fully-owned product can-didates in Phase 3 development, one of which is approaching filing to the FDA in the coming year. A fourth program is ready for Phase 3 initiation in early 2020, and we have advanced a number of new innovative product candidates: all based on our own inventions and leveraging our world leading peptide expertise. This progress has been achieved by a dedicated, focused and highly skilled organization that is adept at developing medicines to treat rare diseases, in particular within the gastrointestinal and metabolic fields. Our successful business progress has led to an increased focus on activities where a partner can bring valuable additional capabilities. In 2018, we also continued to make progress in our two clinical part-nerships with Boehringer Ingelheim, as well as in our multiple research partnerships. Martin Nicklasson Chairman of the Board On track with strategy execution Zealand has a proven track record with two medi-cines, based on a Zealand invention, developed and launched through a partner. In 2015, we introduced an ambitious growth strategy to become a fully integrated biotech company, thus maintaining more control and a larger share of value creation. Zealand Pharma  Annual Report 2017 6

About Zealand Pharma• Moving forward Products and pipeline Corporate matters Financial statements Other information Zealand Pharma  Annual Report 2018 7 Britt Meelby Jensen President & CEO (through February 28, 2019) Martin Nicklasson Chairman of the Board Adam Steensberg Interim CEO (effective March 1, 2019) Zealand Pharma  Annual Report 2017 7

A8bout ZealalandnPdhParhmaarma•Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information Leadership in short bowel syndrome In 2018, we initiated Phase 3 development with our long acting GLP-2 analog, glepaglutide. We aspire to reduce the burden of living with short bowel syn-drome by offering a best-in-class GLP-2 treatment. The Phase 3 program is on track. We are proud to be working with leading experts in the field, and 40 centers across the U.S., Europe and Canada are en-gaged in the development. In 2018, our equity investment with partner Beta Bionics strengthened our collaboration to deliver a solution for fully automated diabetes care, with the iLet® dual hormone pump using dasiglucagon. This holds potential to transform how insulin-dependent diabetes are treated, and we are excited to progress toward Phase 3 initiation in early 2020. the recruitment of a new CEO and CFO, without dis-traction from delivering on our business objectives. Clear path ahead With remarkable progress in 2018, our path is clear toward becoming a fully integrated biotech com-pany. 2019 is off to a strong start, with three Phase 3 programs progressing according to plan and preparations underway for an NDA filing to the FDA. Zealand maintains a strong financial position to de-liver on our plans, and multiple new opportunities are being pursued to continue building a successful and sustainable business. We change lives with next generation peptide therapeutics We leverage our leading peptide R&D experience, built over the past 20 years, to transform peptides into next generation therapeutics. In 2018, we expanded our rare disease pre-clinical pipeline to include potent and selective inhibitors of complement C3 for the treatment of complement-mediated diseases. Our long-term ambition is to address the extensive medical need for short bowel syndrome patients. Therefore, we celebrated reaching a major milestone of successfully completing the pre-clinical phase with our GLP-1/GLP-2 dual agonist, which we believe represents the next generation therapy for SBS pa-tients. This program will advance to Phase 1 in 2019. On behalf of the Board, the entire Management team, and Zealand employees, we would like to thank our shareholders, partners and patients for placing trust in our company. We remain committed to maintain-ing and strengthening that trust, and delivering on our ambitious goals in the years ahead. Strong organization All of our progress has been possible because of the drive and commitment of Zealand’s employees, who have demonstrated boldness and dedication in achieving our goals. In 2018, we continued add-ing new capabilities to support the progress of our pipeline and to ensure a successful path ahead. While keeping our headquarters in the greater Copenha-gen area, we established our first U.S. presence to be closer to this important market. Dasiglucagon offers multiple options Our invention of dasiglucagon, a novel glucagon analog with unique stability in liquid formulation, provides opportunities for diabetes patients suffering from multiple acute and chronic conditions. Martin Nicklasson Chairman of the Board Phase 3 results confirmed the potential of our drug candidate as the fastest treatment option for severe hypoglycemia, a life-threatening acute condition in diabetes. Britt Meelby Jensen President & CEO (through February 28, 2019) In Corporate Management, we added two new col-leagues, bringing extensive U.S. experience to secure that we have the right competences to deliver on the 2019 priorities. These valuable additions combined with an already strong management team enable us to effectively manage the transition associated with The dasiglucagon molecule is also in development for chronic use. The Phase 3 study was initiated for congenital hyperinsulinism, a treatment with poten-tial to transform the lives of children affected by this severe and rare condition. Adam Steensberg Interim CEO (effective March 1, 2019) Zealand Pharma  Annual Report 2017 8

About Zealand Pharma• Moving forward Products and pipeline Corporate matters Financial statements Other information Zealand Pharma  Annual Report 2018 9 2018 Achievements 2018 was a very successful year for Zealand. We had multiple clinical successes, a substantial improvement of our cash position, and made clear organizational progress towards becoming a fully integrated biotech company. Accelerated our late-stage pipeline • Glepaglutide Phase 3 trial initiated with best-in-class potential • Positive dasiglucagon HypoPal rescue pen Phase 3 results reported • Significant regulatory progress secured for dasiglucagon for dual-hormone pumps ® • Dasiglucagon Phase 3 program for congenital hyperinsulinism initiated Announced the next internal drug candidate for clinical development • Long-acting GLP-1/GLP-2 analog (ZP7570) selected as next generation treatment of short bowel syndrome Secured value-generating partnerships across existing programs • Multiple partnership discussions are advancing, following positive pipeline developments • DKK 22.8 million (USD 3.5 million) equity investment in strategic partner Beta Bionics, developer of the iLetTM bionic pancreas system Sale of future royalties and milestones • DKK 1,320 million (USD 205 million) secured from sale of future royalties and milestones related to the lixisenatide program Verified potential in obesity/ type-2 diabetes with Boehringer Ingelheim • Once-weekly GLP-1/glucagon analog advanced into Phase 1b • New once-weekly amylin analog lead selected for clinical testing Celebrating 20 Years In 2018, Zealand Pharma celebrated 20 years of achievements since the company’s founding. Watch a video highlighting our biggest successes: zealandpharma.com/20years Zealand Pharma  Annual Report 2017 9

A1b0out ZealalandnPdhParhmaarma•Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information Financial highlights and Revenue Revenue consists of royalty revenue from sales of products licensed to Sanofi and milestone payments relating to development and regulatory achievements from outlicensed programs. pancreas as well as treatment for congenital hyperin-sulinism. It also includes costs for initiating the Phase 3 trial with glepaglutide as well as costs relating to pre-clinical activities. In addition, costs were impacted by an increase in the number of employees in our clin-ical development organization. 2019 guidance Zealand’s revenue in 2018 amounted to DKK 38.0 million (136.3), down 72% due to a decrease in both royalties and milestone payments. Net operating expenses and operating result The net operating expenses amounted to DKK 481.1 million (371.6), which is in the lower end of the latest guidance (DKK 475-495 million) published in the interim report for the first nine months of 2018 on November 15, 2018. Operating result amounted to DKK 652.4 million (-249.4). The increase compared to 2017 is due to the sale of future Sanofi royalties and milestones leading to Other operating income of DKK 1,099.5 million (0.6) Royalty revenue decreased by 30% versus the previous year and amounted to DKK 24.9 million (35.3). The decrease is a consequence of the sale of future Sanofi royalties and milestones, which had the effect that only royalties earned before June 30, 2018 are included in the income statement. Royalty revenue from sales of Lyxumia®/Adlyxin® amounted to DKK 7.1 million (16.7) and from Soliqua® 100/33 to DKK 17.8 million (18.7). Financial guidance for 2019 For 2019, Zealand expects revenue from new po-tential partnership agreements and from milestones from existing license agreements. However, since such revenue is uncertain both in terms of size and timing, Zealand does not guide on such revenue. Milestone payments amounted to DKK 13.1 million (101.0). The milestone payments comprised a payment of DKK 9.8 million from an undisclosed counterpart in connection with a Material Transfer Agreement, and a payment of DKK 3.3 million from a license agreement with Protagonist Therapeutics Inc. Net operating expenses in 2019 are expected to be within the DKK 550 - 570 million range. The increase compared to 2018 is due to higher clinical develop-ment costs associated with advancing glepaglutide and the dasiglucagon programs into Phase 3. Research, development and administrative expenses Total research, development and administrative expenses amounted to DKK 481.8 million (372.1), up 29% on 2017. Operating result is calculated as revenue from roy-alties and milestone payments less royalty expenses and net operating expenses. The increase reflects higher research and develop-ment expenses as a result of accelerated develop-ment activities and more late-stage clinical trials. This includes costs for the three dasiglucagon programs, including the Phase 3 trials relating to the rescue pen for severe hypoglycemia and clinical costs for dasiglucagon to be used in a dual-hormone artificial 2019 2018 Find out more about Zealand at zealandpharma.com/investor-relations 1 For definition of net operating expenses, see page 96, Alternative performance measures for the Group. Note: Comparative figures for 2017 are shown in brackets. Zealand Pharma  Annual Report 2017 10 DKKm Revenue Net operating expenses¹ guidance realized No guidance 38 550-570 481

About Zealand Pharma• Moving forward Products and pipeline Corporate matters Financial statements Other information Zealand Pharma  Annual Report 2018 11 Consolidated key figures Restated6 2017 Restated6 2016 Restated6 2015 Restated6 2014 Restated6 2017 Restated6 2016 Restated6 2015 Restated6 2014 DKK ’000 2018 DKK ’000 2018 Income statement and comprehensive income Cash flow Revenue Royalty expenses Research and development expenses Administrative expenses Other operating income Operating result Net financial items Result before tax Income tax Net result for the year Comprehensive income/loss Earnings/loss per share – basic (DKK) Earnings/loss per share – diluted (DKK) 37,977 -3,356 136,322 -14,163 230,864 -30,931 182,573 -21,578 150,633 -13,352 Cash outflow/inflow from operating activities Cash outflow/inflow from investing activities Cash outflow/inflow from financing activities Purchase of property, plant and equipment Free cash flow3 -460,400 -278,746 40,904 -224,767 -42,183 881,905 221,351 -299,958 -1,594 19,763 -438,215 -43,542 1,099,526 652,390 -27,334 625,056 -43,774 581,282 581,282 -324,667 -47,470 607 -249,371 -31,387 -280,758 5,500 -275,258 -275,258 -268,159 -52,503 1,697 -119,032 -43,764 -162,796 5,500 -157,296 -157,296 -217,741 -41,824 12,828 -85,742 -38,505 -124,247 5,875 -118,372 -118,372 -180,036 -39,826 6,328 -76,253 1,047 -75,206 7,500 -67,706 -67,706 -155,449 337,930 157,146 96,413 272,170 -4,038 -464,438 -7,226 -285,972 -2,600 38,304 -4,040 -228,807 -4,497 -46,680 Other 18.94 -9.88 -6.47 -5.13 -2.99 Share price (DKK) Market capitalization (DKKm)4 Equity per share (DKK)5 Average number of employees Number of full time employees at the end of the year 82.4 2,537 36.33 146 85.00 2,614 16.77 128 106.50 2,784 11.24 124 151.50 3,689 10.29 110 83.00 1,925 11.04 103 18.94 -9.88 -6.47 -5.13 -2.99 149 133 108 106 94 Statement of financial position 1 Restricted cash serves as collateral for the royalty bond issued in 2014. Zealand has redeemed the outstanding royalty bond in 2018 and therefore Zealand no longer has restricted cash. 2 Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date. 3 See page 96 regarding alternative performance measures. 4 Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date. 5 Equity per share is calculated as shareholders’ equity divided by total number of shares less treasury shares. 6 Royalty revenue and royalty expenses have been restated for the period 2014-2017. See note 1 to the consolidated financial statements.. Cash and cash equivalents Restricted cash1 Securities Total assets Share capital (‘000 shares) Equity Equity ratio2 Royalty bond 860,635 0 298,611 1,229,797 30,787 1,116,281 0.91 0 588,718 5,892 75,111 721,285 30,751 514,669 0.71 135,734 323,330 318,737 0 683,116 26,142 267,381 0.39 332,243 418,796 21,403 0 627,621 24,353 244,803 0.39 312,951 538,273 0 0 593,273 23,193 249,815 0.42 272,170 Zealand Pharma  Annual Report 2017 11

A1b2out ZealalandnPdhParhmaarma•Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information 2019 Objectives We have clear success criteria for 2019, from continuing the advancement of our robust pipeline, to expanding strength through partnerships and organizational development. Accelerate our late-stage pipeline • Glepaglutide for short bowel syndrome: 60-80 patients enrolled in Phase 3, on track for 2020 results • Dasiglucagon HypoPal® rescue pen: Clinical program completion and NDA submission to the FDA • Dasiglucagon for dual-hormone pump: Phase 2 completion • Dasiglucagon for congenital hyperinsulinism: Phase 3 program advancement Advance our early pipeline • Once-weekly GLP-1/GLU: Phase 1 clinical results for obesity/type 2 diabetes • Once-weekly Amylin analog: Phase 1 trial initiation for obesity/type 2 diabetes • Long-acting GLP-1/GLP-2 dual agonist (ZP7570) for SBS: Phase 1 trial initiation • Complement C3 inhibitor: Preclinical development towards Phase 1 initiation in 2020 Expand our strong financial and organizational position • Value-adding partnerships for selected fully-owned drug candidates concluded • Organizational preparedness for commercialization and expansion of U.S. presence • Disciplined financial management with tight cost control Zealand Pharma  Annual Report 2017 12

About Zealand Pharma• Moving forward Products and pipeline Corporate matters Financial statements Other information Zealand Pharma  Annual Report 2018 13 With remarkable progress in 2018, our path is clear toward becoming a fully integrated biotech company Zealand Pharma  Annual Report 2017 13

1A4boutZZeealaalnadnPdhaPrhmaarma Annual MReopovritn2g01f8orward• Products and pipeline Corporate matters Financial statements Other information Our Ambition and Business Model Our ambition is to provide next generation peptide therapeutics that change the lives of people affected by specialty gastrointestinal and metabolic diseases. We aim to deliver best-in-class treatment options that meet patient medical needs and ease the burden on the health care system. To achieve this, we utilize a business model with two approaches. First, within rare diseases, we aim to retain full own-ership and control of product candidates all the way to market in selected geographies by transforming into a fully integrated R&D organization with com-mercial capabilities. Our agile organization engages with partners across the value chain, such as leading CROs and CMOs. Second, within diabetes and other broad indications, we progress clinical development ourselves to the point at which it makes business sense to engage in partnerships that expand the opportunity and prob-ability of success by providing additional resources and investment. Optimizing value through internal drug development and partnerships Contract Research Organizations (CROs) Contract Manufacturing Organizations (CMOs) Optimizing execution across the value chain Academic and Scientific Institutions Distribution Partners Maintaining full control and value potential Internal Drug Development Peptide Research Platform Early and Late Stage Drug Development Approved Medicines to Patients Drug Development in Strategic Partnerships Expanding the innovation platform Find out more about Zealand on zealandpharma.com/strategy Zealand Pharma  Annual Report 2017 14

About Zealand Pharma• Moving forward Products and pipeline Corporate matters Financial statements Other information Zealand Pharma  Annual Report 2018 15 Delivering best-in-class treatment options to meet patient medical needs and ease burden on the health care system Changing Lives We work every day with patient communities and thought leaders to change the lives of people with severe medical conditions. Transforming Peptides We leverage our 20 years of experience discovering and developing peptide drugs to transform peptide projects into next generation therapeutics. Engaging Partnerships We engage with development and commercial partners to enhance innovation and expand opportunities across markets and therapeutics areas. Approaching Commercialization We are building a fully integrated commercial organization with U.S. operations to market our own therapies for rare diseases. Zealand Pharma  Annual Report 2017 15

A1b6out ZealalandnPdhParhmaarma•Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information Pipeline Overview Zealand is a leader in the discovery of novel peptide therapeutics, with a focus on delivering next generation therapeutics for specialty gastrointestinal and metabolic diseases. We transform peptides into life-changing thera-peutics by leveraging our leading peptide expertise. True to our biotech roots, we are opportunistic and efficient in applying our peptide platform to discover breakthrough treatments leading to new standards of patient care. medicines: 1 – a ready-to-use rescue treatment for severe hypoglycemia; 2 – a treatment for the orphan disease congenital hyperinsulinism; and 3 – as an essential component in a dual-hormone pump sys-tem combined with insulin for the treatment of type 1 diabetes. Zealand is developing treatments for gastrointestinal diseases, with a current focus on short bowel syn-drome (SBS). One of the leading programs in Zea-land’s pipeline is glepaglutide, a long-acting GLP-2 analog in development for the treatment of SBS. Our pipeline also includes two product candidates developed in collaboration with Boehringer Ingel-heim for the treatment of obesity and type 2 diabe-tes: a GLP-1/GLU dual agonist and an amylin analog, both suitable for once-weekly dosing. Our efforts to improve treatments for metabolic diseases is led by dasiglucagon, a liquid formulation glucagon analog in development as three distinct Several pre-clinical programs are also advancing Zea-land’s pipeline. These candidates have potential for development solely by Zealand or in partnership. Four late stage programs and a promising early pipeline Find out more about Zealand’s pipeline at zealandpharma.com/product-pipeline Zealand Pharma  Annual Report 2017 16 Product Candidate Indication Pre-clinical Phase 1 Phase 2 Phase 3 Registration Development Programs Glepaglutide GLP-2 Analog Short bowel syndrome ZP7570 GLP-1/GLP-2 Dual Agonist Short bowel syndrome Dasiglucagon HypoPal® Rescue PenSevere hypoglycomia Dasiglucagon Rare DiseasesCongential hyperinsulinism Dasiglucagon Dual-hormone Pump Therapy Diabetes management GLP-1/GLU Dual Agonist Obesity/Type 2 diabetes1 Amylin Analog Obesity/Type 2 diabetes2 Pre-Clinical Programs Complement C3 Inhibitors Undisclosed GIP/GLP-1/Glucagon Mono/Dual/Triple Undisclosed Ion Channel Blockers Undisclosed

Zealand Pharma  Annual Report 2018 17 Our programs Reducing the burden of short bowel syndrome Improving the lives of people with insulin-dependent diabetes Other Programs Our Established Peptide Platform 18 24 28 30

18 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 18 “Going from 10 hours to 8 hours was the largest jump” Dependent on parenteral support to survive, Mike must connect to infusion equipment for eight hours a day, six days a week. Reducing the complexity – and time spent – for parenteral support enables this driven college football coach to get back in the game. Reducing the burden of short bowel syndrome Mike was hospitalized after experiencing severe stomach pains and bleeding, from what he originally thought was a bad reaction to food. After sever-al days of tests in two different hospitals, doctors discovered that Mike was born with an abnormal cluster of veins in his small bowel, and that cluster had ruptured. He then progressed through a series of surgeries that resulted in removing approximately seven meters of his intestine. Mike had now become a patient with short bowel syndrome. The remaining eight centimeters of his intestine were not capable of absorbing the nutrition and fluids Mike needed to live, so he also became dependent on parenteral support to survive. For 12 hours every day, Mike connected to intravenous lines to absorb nutrients and fluids through his blood stream. “Being tough, being strong. These are decisions that you make.” A former football player turned collegiate coach, Mike knew about pushing through physical bound-aries and dealing with pain. Following his surgeries, Mike underwent months of physical therapy. He had to relearn daily tasks, like putting on socks and shoes, and walking up stairs. “My very first physical therapy appointment was to sit in a chair. Seems simple. Yet, it was one of the most painful things I have ever gone through in my life. It was excruciating.” Find more Zealand news at zealandpharma.com/mikes-story

Zealand Pharma  Annual Report 201819 Regaining hours in the day Initially, Mike connected to parenteral support for 12 hours a day. Eventually, he was decreased to 10 hours a day, an improvement, yet the time needed to absorb enough nutrition and fluids required Mike to carry and be connected to a backpack containing total parenteral nutrition (TPN). “I would have to wear my backpack into the office. At work with a TPN backpack and cords hanging out of everywhere: that doesn’t do much for trying to convince people you are healthy and can do the job.” For Mike, the biggest impact so far on his daily life came when he reduced time spent on parenteral support from 10 hours to 8 hours. He now gets his parenteral support needs covered while he sleeps, and no longer needs to be connected to a backpack with parenteral support during the day. Mike's ulti-mate goal is to be free of parenteral support. “It is a longshot. If I can’t get free [of parenteral support], it is moving toward it being an afterthought in my life rather than a dominating force in my life. That’s just as important.” 40,000 people are living with SBS Short bowel syndrome is a chronic and debilitating disease affecting up to 40,000 people in the U.S. and Europe1,2 1 Jeppesen P. Expert Opin Orphan Drugs; 1:515-25; 2 Transparency Market Research; Short Bowel Syndrome Market, 2017

20 Zealand Pharma • Annual Report 2018

About short bowel syndrome.

Short bowel syndrome (SBS) is a chronic and debilitating condition associated with reduced or complete loss of intestinal function.

Find more Zealand news at
zealandpharma.com/disease-focus

About

Patients with SBS have undergone massive intestinal surgery resulting in significantly reduced or complete loss of intestinal function. Underlying causes for SBS include inflammatory bowel syndrome, intestinal infarction, radiation damage or trauma, and recurrent intestinal obstruction or congenital disorders.[1,2,3] SBS affects an estimated 20,000-40,000 people in the U.S. and Europe.[4]

SBS patients cannot absorb adequate fluids and nutrition taken orally, and those most severely affected become dependent on home parenteral support to survive. Home parenteral support is delivered through daily infusion of intravenous fluids and nutrition via a central venous catheter.[1,2] Long-term use of parenteral support carries a risk of catheter-related blood stream infections, blood clots, and organ impairment including liver and kidney damage. Patients are required to connect to the infusion lines and pumps for up to 16 hours every day, which can pose significant restrictions on ability to engage in normal daily activities.

Limitations of current treatments

Management of SBS is a complex multidisciplinary task with a focus on optimizing the patient's hydration and nutritional status. It includes striking the right balance between parenteral support and oral intake of fluids and nutrition. Treatment with GLP-2 analogs has been demonstrated to increase the absorptive capacity of the remaining intestines, and thus enables the patient to realize their full potential for intestinal rehabilitation following surgery.

Despite the clear benefits of reducing the dependency on parenteral support, people treated with the only currently available short-acting GLP-2 therapy have shown high levels of treatment discontinuation,[1,2] emphasizing the need for more effective, less complex and better tolerated treatments tailored to the needs of SBS patients.

Zealand Pharma • Annual Report 2018 21

The gastrointestinal tract – in a healthy person and in a SBS patient


Normal person
Length of gastrointestinal tract
~8.5 m / ~25 ft
SBS patient
Length of gastrointestinal tract
<2 m / ~6.5 ft

Zealand's ambition

We aspire to provide the next generation, best-in-class therapies to help transform the lives of people living with short bowel syndrome.

Expanding treatment options

Glepaglutide has the potential to be the best-in-class GLP-2 therapy, allowing people with SBS a fast, reliable and well-tolerated treatment option to reduce dependence on parenteral support. ZP7570 GLP-1/GLP-2 is designed to improve management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping people with SBS.

Next steps

The pivotal Phase 3 trial for glepaglutide was initiated in 2018, and results are expected in 2020. ZP75750 is set to enter Phase 1 in 2019.

22 Zealand Pharma • Annual Report 2018

Glepaglutide for short bowel syndrome.

Glepaglutide is a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration.

Find more Zealand news at
zealandpharma.com/glepaglutide

About

GLP-2 molecules stimulate the growth of intestinal tissue, increase nutrient and fluid absorption, increase intestinal blood flow, and reduce gastric secretion and emptying.

Our Phase 2 results with glepaglutide demonstrated clinically significant increases in intestinal absorption following only three weeks of treatment with glepaglutide.[1] With an effective plasma half-life of approximately 50 hours, glepaglutide has the potential to be the best-in-class GLP-2 therapy allowing SBS patients a fast, reliable and well-tolerated treatment option to reduce dependency on parenteral support.

Next steps

The pivotal Phase 3 trial for glepaglutide, EASE SBS 1 (Efficacy And Safety Evaluation of glepaglutide in treatment of SBS), was initiated in 2018 and results are expected in 2020. The trial seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide in patients with SBS. The primary endpoint is to evaluate the reduction in weekly parenteral support volume from baseline to week 24. Orphan drug designation is granted in the U.S.

Strong Phase 2 data with clinically significant increases in intestinal absorption following 3 weeks of glepaglutide treatment

Change in wet weight absorption (g/day)[1]


Adjusted mean with 95% confidence interval (g/day)
1000
750
500
250
0
-250
-500
-211.4
649.96
785.78
Response in 0.1 mg
Response in 1 mg
Response in 10 mg

[1] Naimi, R., ASPEN 2018 Nutrition Science and Practice Conference (Abstract number 2829969t).

Zealand Pharma  Annual Report 2018 23 ZP7570 (GLP-1/GLP-2) for short bowel syndrome ZP7570 is a potential first-in-class long-acting GLP-1/GLP-2 dual agonist. Expanding treatment options for patients The ZP7570 GLP-1/GLP-2 peptide is designed to im-prove management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping SBS patients to further realize full potential for intestinal rehabilita-tion. Pre-clinical and clinical evidence indicates that SBS patients may experience an improved outcome by combining the GLP-1 and GLP-2 mechanisms, over GLP-2 alone.1,2 GLP-2 primarily increases the ab-sorptive capacity of the intestines, whereas GLP-1 is believed to act by reducing gastrointestinal motility, thereby allowing more time for the fluids and nutri-tion to be absorbed. Next steps IND enabling pre-clinical studies were concluded in 2018. ZP7570 is set to enter Phase 1 in 2019.

24 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 24 “Severe hypoglycemia is an extremely scary experience” Anders was diagnosed with type 1 diabetes when he was fifteen months old. Now twenty-two, he must manage the constant challenges of the disease. His father, Finn, recalled when Anders experienced severe hypoglycemia, and acknowledged the constant fear of it happening again. Since he was seven years old, Anders has had an insulin pump to improve management of insulin injections. It accompanies constant monitoring of blood glucose levels to maintain glycemic control and good health. Anders must continually adapt to ever-changing insulin needs dictated by his blood glucose levels, food intake, exercise, sickness, and prior insulin injections. “It is really difficult. After twenty years of living with type 1 diabetes, managing blood glucose levels is still a lot of guessing.” Anders When his blood glucose levels crashed unexpectedly, Anders experienced severe hypoglycemia. Onset of severe hypoglycemia was unpredictable despite dili-gent management of blood glucose levels by Anders and his parents. “I don’t need anyone’s pity, but I need to explain the fear that is involved.” Finn Finn described what it was like when Anders, as a small child, had a severe hypoglycemic event. “My son started shaking. Then out comes this un-controlled primal screaming, in a different voice that I could not recognize as his. My wife and I could not get into contact with him. We really believed he was going to die.” Find more Zealand news at zealandpharma.com/anders-story

Zealand Pharma  Annual Report 2018 25 Finn recalls having a glucagon rescue kit, but never using it. “In this panic, it was not possible to remem-ber what to do or to read the instructions,” said Finn. "The emergency kit required a complicated preparation process. Instead, we would dab honey in Anders’s mouth, try to get him to drink juice, and call emergency medical service." “These were the most terrible moments of my life. After one time, I never wanted it to happen again.” Finn Unfortunately, Anders has experienced severe hypo-glycemia multiple times. It remains one of the most feared challenges of living with his type 1 diabetes. A rescue option to feel safer Today, Anders is a university student and lives on his own. Having a ready-to-use rescue treatment is appealing to both Anders and Finn. “Diabetes affects me all the time, and I have to think about it no matter what I do.” Anders “Even with continuous glucose monitoring and an insulin pump, it is important to have rescue with you all the time. A rescue pen could be a great aid, in all occasions. It would certainly make us feel safer.” Finn

26 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 26 Dasiglucagon for severe hypoglycemia in diabetes HypoPal® rescue pen for fast and effective treatment of severe hypoglycemia. Zealand’s ambition To offer the millions of people living with diabetes the fastest and most effective rescue treatment for severe hypoglycemia. About All people with type 1 diabetes and those most se-verely affected by type 2 diabetes depend on multiple daily insulin injections to maintain blood glucose. Constant monitoring of blood glucose levels and frequent adjustment via insulin injections are required to maintain glycemic control and good health.1,2 Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels.3 Unpredictable and among the most feared complications of diabetes treatment, severe hypoglycemia requires another person for rescue.2 It happens to up to 40% of patients every year and can result in seizure, coma, and ultimately death.2,4,5 HypoPalrescue pen ® The HypoPal® rescue pen is a ready-to-use auto-injector containing 0.6 mg dasiglucagon and is being developed as a fast and effective rescue treatment for severe hypoglycemia. Limitations of current treatments Current glucagon emergency kits require a compli-cated preparation process.6,7 Studies have shown that more than 85% of trained caregivers fail to deliver the full dose of these products.8 Severe hypoglycemic events result in approximately 300,000 hospitaliza-tions per year in the U.S.9 Next steps A pediatric trial initiated in September 2018, with results expected Q3 2019. The New Drug Application (NDA) filing with the FDA is planned for the end of 2019. Median time to plasma glucose recovery was 10 minutes with dasiglucagon10,11 Min 99% of patients injected with dasiglucagon recovered within 15 minutes10% 40 35 30 25 20 15 10 5 0 100 80 60 40 20 Find more Zealand news at zealandpharma.com/dasiglucagon-rescue 0 Dasiglucagon Placebo Glucagon Dasiglucagon Placebo Glucagon HypoPal®

Zealand Pharma • Annual Report 2018 27

Dasiglucagon for fully automated management of type 1 diabetes.

Dasiglucagon 1ml cartridge for use in dual-hormone artificial pancreas pumps.

Find more Zealand news at
zealandpharma.com/dasiglucagon-pump

About

A person with type 1 diabetes depends on multiple daily insulin injections to maintain plasma glucose in the normal ranges.[1,2] Currently, maintaining blood glucose levels requires continuous intervention with insulin. The amount of insulin administered is subject to continuous adaptation dictated by the individual's blood glucose levels, food intake, activities such as exercise, sickness, prior insulin injections, etc.

When too much insulin is injected, dangerously low blood glucose levels can develop and rapid intake of sugar-rich food is needed to prevent development of severe hypoglycemia. Conversely, injecting too little insulin will lead to dangerously high blood glucose, which is also associated with significant acute and chronic complications.

Limitations of current treatments

Despite progress with faster acting modern insulins and novel insulin pumps connected to glucose sensors, current therapies require considerable effort by the people with diabetes and their caregivers. As such, type 1 diabetes remains one of the most burdensome diseases to manage.

When a person with type 1 diabetes experiences dangerously low blood glucose, they produce an insufficient amount of the counteracting hormone glucagon, and depend on frequent ingestion of excessive food to re-establish normal glucose levels. Moreover, most people with type 1 diabetes keep blood glucose levels in the higher ranges; only 17% of children and 21% of adults diagnosed with diabetes in the U.S. achieved the glycemic targets recommended by American Diabetes Association.[3]

Zealand's ambition

A future with fully automated diabetes care realized by dual-hormone artificial pancreas pump systems using insulin together with dasiglucagon.



Dasiglucagon for dual hormone artificial pancreas pumps

Zealand is developing a 1 ml cartridge containing 4 mg dasiglucagon, intended for use in dual-hormone artificial pancreas pumps.

We are collaborating with Beta Bionics, developer of the iLet™: a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person's continuous glucose monitor.

Next steps

A Phase 2 study comparing dual-hormone to insulin-only artificial pancreas pump performance in people with type 1 diabetes is planned for H1 2019. Phase 3 initiation is planned for 2020 together with collaborator Beta Bionics.

28 Zealand Pharma • Annual Report 2018

Rare Diseases: dasiglucagon for congenital hyperinsulinism.

Dasiglucagon is a potential first-in-class glucagon analog for the treatment of children with congenital hyperinsulinism.

Find more Zealand news at
zealandpharma.com/dasiglucagon-orphan

About

Congenital hyperinsulinism (CHI) is a rare disease affecting mainly newborns and toddlers. It is caused by a defect in pancreatic beta-cells, resulting in insulin overproduction. This leads to persistently and dangerously low blood sugar levels (hypoglycemia).

The most severely affected children need to have their pancreas surgically removed within a few months of birth in order to prevent hypoglycemia. This invariably results in the development of type 1 diabetes.[1]

Current treatment options are insufficient: less than one-third of newborns and two-thirds of older children respond to approved medical therapy.[2]

CHI develops in one out of 50,000 (or fewer) children.[3,4] This corresponds to approximately 300 children diagnosed in the U.S. and Europe every year.

Our ambition

From the earliest diagnosis, we aspire to improve the lives of children born with congenital hyperinsulinism.



CHI pump treatment

In Phase 3, Zealand is evaluating the potential of chronic dasiglucagon infusions delivered via a pump to prevent hypoglycemia in children with CHI. The aim is to reduce or eliminate the need for intensive hospital treatment, and to also potentially delay or eliminate the need for pancreatectomy.

In 2017, the U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI, and the U.S. FDA approved Zealand's investigational new drug (IND) application.

Next steps

The first Phase 3 trial with children aged three months to 12 years has been initiated. The second Phase 3 trial with children up to one year of age is expected to start in 2019.

Zealand Pharma • Annual Report 2018 29

Partnered Programs: Obesity/type 2 diabetes.

Zealand has a long-term and productive partnership with Boehringer Ingelheim, to develop an amylin analog and GLP-1/GLU product candidates for obesity and/or type 2 diabetes.

About

Our partner Boehringer Ingelheim is progressing a GLP-1/glucagon agonist and a long-acting amylin analog. Both have the potential for once-weekly administration for the treatment of obesity and/or type 2 diabetes.

The dual-acting GLP-1/glucagon agonist activates both the GLP-1 and glucagon receptors, two key gut hormone receptors, and may offer better blood glucose and weight loss control than currently available single-agonist treatments. The compound builds partly on the effects of the natural gut hormone oxyntomodulin, which has been shown to decrease food intake and increase energy expenditure in humans.

Amylin is a pancreatic peptide hormone that plays an important role in decreasing food intake and in the regulation of postprandial plasma glucose levels. The compound is a long-acting analog of amylin and has demonstrated significant weight loss in pre-clinical models of obesity.

Partnership

Help people with type 2 diabetes and/or obesity to improve blood glucose management and better control weight loss.

Product candidates

The GLP-1/glucagon dual-acting analog and the long-acting amylin analog are once-weekly drug candidates with the potential to improve blood glucose and weight loss control, having shown weight loss in pre-clinical obesity models.

Next steps

A Phase 1b trial with the once-weekly GLP-1/Glu dual agonist for treatment of diabetes/obesity was initiated by Boehringer Ingelheim in 2018, with results expected in 2019.

The once-weekly amylin analog lead molecule for treatment of diabetes/obesity was replaced by a stronger back-up candidate with improved pharmaceutical properties. Phase 1 clinical testing is anticipated to start in 2019.

30 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 30 Our Established Peptide Platform Zealand’s peptide discovery platform is built on 20 years of experience and has been extensively validated by our clinical pipeline, partnerships and marketed products. Discovering and optimizing peptides to create new medicines Peptides represent a growing therapeutic modality with over 90 approved and marketed peptide drugs and many more in clinical development. Over the past twenty years, Zealand has achieved significant success in optimizing native gut peptide hormones to confer the necessary properties to be a safe and effective drug. Native peptides are com-posed of amino acids (fifty or less) in a linear or cyclic form, have powerful biological functions but are inherently unstable and short-lived. To convert these native peptides into an effective peptide therapeutic requires the instability and thus duration of action to be corrected while maintaining or enhancing the biological activity. This requires modifications to the amino acid sequence of the peptide, generally using substitution with another of the twenty natural amino acids found in the body. To make all the potential substitutions in a ten amino acid peptide results in over three million sequence possibilities, and testing of all of these is not feasible. Zealand uses its unique in depth understanding of peptide chemistry and bi-ology to focus the substitution process on key amino acids to remove the weak points that result in poor solubility, stability or activity, and thus create new drug candidates. We have successfully applied this approach to glucagon, amylin, GLP-1, and GLP-2, which exert pleiotropic effects on many organs. Enhancing their natural properties or combining their activities in single peptides has presented multiple therapeutic opportunities and led to lixizenatide, the first mar-keted peptide drug discovered by Zealand’s peptide platform. Find out more about our research at www.zealandpharma.com/our-approach

Zealand Pharma • Annual Report 2018 31

Pre-clinical pipeline

We continually look for opportunities to enhance native peptides, expand current Zealand drugs into new indications, or discover novel peptide therapeutics to address unmet needs in specialty gastrointestinal and metabolic diseases.

We have in-depth knowledge of the role of GLP-2 in physiology and disease through our work on glepaglutide, and we see exciting opportunities beyond short bowel syndrome. We have recently optimized a single peptide, ZP7570, which has activity at both the GLP-1 and GLP-2 receptors, with the potential to treat specialty gastrointestinal and liver diseases. This program will enter clinical development in the first half of 2019.

We further utilize our understanding to discover peptides that act as agonists and antagonists of other endogenous hormones and their receptors. Our pre-clinical pipeline contains programs focused on analogs of endogenous peptide hormones, as well as exploration of peptides as therapeutics acting on components of the complement cascade, ion channels and other target classes.

Working with external innovation

In line with Zealand's strategy to access cutting-edge technology, we have a range of research collaborations providing us with access to novel peptide libraries (e.g. Orbit Discovery UK, the Torrey Pines Institute for Molecular Studies U.S.A) or new technologies for peptide stabilisation and delivery. All are focused on identifying peptides that act on targets relevant to specialty gastrointestinal and metabolic diseases.

Pre-Clinical Projects

Complement C3 inhibitors

Altered activation of the complement cascade is implicated in many immune mediated diseases and in particular rare diseases such as paroxysmal nocturnal hemoglobinuria, cold agglutinin disease, myasthenia gravis and C3 glomerulopathy. There is currently only one approved drug to treat complement mediated diseases: an antibody that blocks the complement cascade at C5, the final step in complement activation.

We have identified novel peptides that are potent, selective, long-acting inhibitors of the complement cascade acting at factor C3, upstream of C5 and thus offering potential differentiation and broader utility than current therapy. A candidate is selected for pre-clinical toxicology in 2019 and progression to clinical development in 2020.

GIP analogs

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 as well as single peptides with triple activity (GIP/GLP-1/glucagon).

These peptides have therapeutic potential to treat metabolic diseases such as type 2 diabetes and obesity with early clinical validation of GIP/GLP-1 dual agonist provided by a Phase 2 study reported in 2018 (Frias et al, The Lancet 392:2180-2193).

In addition, there is potential to treat other metabolic diseases such as NASH, and CNS conditions such as Alzheimer's and Parkinson's disease. We are actively seeking partnerships as these programs advance into clinical development.

Ion Channel Blockers

Ion channels are transmembrane proteins that control Na^+, $Ca2^+$, K^+ ion flow across cell membranes in almost all living cells. Their dysregulation is implicated in many diseases including inflammatory diseases, metabolic disorders and rare channelopathies, and blocking their function is likely to be therapeutically relevant.

We have identified novel peptides that are potent and selective blockers of ion channels that may play roles in gastrointestinal inflammation. Further optimisation is required and we expect these programs to contribute to the clinical pipeline in the future.

3A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Corporate matters Corporate Governance Corporate Social Responsibility Our People Risk Management and Internal Control Financial Review Shareholder Information Board of Directors Corporate Management 33 36 37 38 41 44 46 48 Zealand Pharma  Annual Report 2017 32

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma  Annual Report 2018 33 Corporate Governance Zealand’s approach to corporate governance is founded on ethics and integrity, and forms the basis of our efforts to ensure strong confidence from our shareholders, partners, employees and other stakeholders. Corporate governance structure As a company incorporated under the laws of Den-mark, and with its shares admitted to trading and official listing on Nasdaq Copenhagen, as well as having American Depositary Shares representing Zea-land shares trading on Nasdaq Global Select Market in New York, Zealand is subject to various applica-ble legislations, standards and other regulations for publicly traded companies. These include Danish and U.S. securities law and the recommendations on corporate governance issued by the Danish Com-mittee on Corporate Governance (in the below ‘‘the Recommendations’’). Annual General Meeting Board of mination Committee Management structure Zealand has a two-tier management structure com-posed of the Board of Directors and the Corporate Management. The Board is responsible for the overall visions, strategies and objectives, the financial and managerial supervision of Zealand as well as for reg-ular evaluation of the work of the Corporate Man-agement. In addition, the Board of Directors provides general oversight of Zealand's activities and ensures that it is managed in a manner and in accordance with applicable law and Zealand's articles of associa-tion. Audit Committee emuneration and Compensation Committee Corporate Management The Board of Directors approves the policies and procedures, and Corporate Management is respon-sible for the day-to-day management of Zealand in compliance with the guidelines and directions set by the Board of Directors. The allocation of respon-sibilities between the Board of Directors and the Corporate Management is stipulated in the Rules of Procedure. Organization Read the full report on corporate governance at zealandpharma.com/corporate-governance Zealand Pharma  Annual Report 2017 33 Directors No R

3A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Evaluation of the Board of Directors In 2018, the annual evaluation of the Board of Directors was performed through questionnaire to each board member followed by a one-one meeting between the chairman and each board member. Board of Directors The Board of Directors plays an active role in setting Zealand's strategies and goals and in monitoring the operations and results. The Board of Directors functions according to its rules of procedure. Board duties include establishing Zealand’s strategy, poli-cies and activities to achieve Zealand's objectives in accordance with the Articles of Association. Remuneration and Compensation Committee, and a Nomination Committee. Audit Committee The Audit Committee assists the Board of Directors with oversight of financial reporting, internal control and risk management systems, external auditing of the annual report, and control of the auditor’s independ-ence, including oversight of non-audit services and other activities delegated by the Board of Directors. The conclusions were discussed at the December 2018 meeting. The evaluation, in general, revealed a good performance by the Board of Directors as well as good collaboration between the Board of Directors and the Corporate Man-agement. In line with the Recommendations, the Board of Directors annually reviews and determines the qual-ifications and experience needed on the Board. The chairman supervises the Board of Director's annual self-evaluation of its performance. The evaluation also resulted in a need of increased com-mercial competences in the U.S. market. Specific topics discussed in 2018 included account-ing treatment of sale of future royalties and mile-stones from the Sanofi license, auditor’s reports, accounting policies, internal controls, including SOX (Sarbanes-Oxley Act) compliance, risk management, insurance policy, year-end issues and external financ-ing. The Board of Directors met twelve times in 2018, of which six meetings were physical meetings. Board Committees The Board has established a number of committees to support the Board in its duties: Audit Committee, The Audit Committee met eight times in 2018, of which four meetings were physical meetings. Overview of meetings in 2018 Remuneration and Compensation Committee Audit Committee Nomination Committee Board Martin Nicklasson Rosemary Crane Kirsten A. Drejer1 Catherine Moukheibir Alain Munoz2 Michael J Owen Hanne Heidenheim Bak Jens Peter Stenvang Helle Haxgart3 12/12 12/12 6/8 11/12 11/12 12/12 12/12 12/12 4/4 8/8 8/8 - 8/8 - - - - - 3/3 - - - 2/2 3/3 - - - 2/2 2/2 2/2 2/2 2/2 2/2 - - - 1 Elected at the Annual General Meeting on April 19, 2018 2 Appointed member after the Annual General Meeting on April 19, 2018 3 Stepped down at the Annual General Meeting on April 19, 2018 Zealand Pharma  Annual Report 2017 34

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma  Annual Report 2018 35 Compliance with the Corporate Governance Recommendations Zealand complies with the Recommendations on Cor-porate Governance issued by the Danish Committee on Corporate Governance, November 23, 2017, with the following two exceptions: Remuneration and Compensation Committee The Remuneration and Compensation Committee pro-poses the remuneration policy and general guidelines for incentive pay for the Board of Directors and the CEO of Zealand as well as targets for company-operated performance-related incentive programs. These policies and guidelines set out the various components of the remuneration, including fixed and variable remuneration such as pension schemes, benefits, retention bonuses, severance and incentive schemes as well as the related bonus and evaluation criteria. 2.3 Chairman and vice-chairman of the board of directors (Recommendation, section 2.3.1): The Board has not ap-pointed a vice chairman after the annual general meeting on April 19, 2018 due to the current composition of the Board and since the board has executed its governance role as a well-functioning team. If the board composition changes the issue will be reconsidered. 3.4 Board committees (Recommendation, section 3.4.8): The Remuneration and Compensation Committee will be using the same external advisers as the Executive Manage-ment. The Board considers that the external advisers will provide professional and unbiased advice in both capaci-ties: as advisers to the Executive Management and to the Remuneration and Compensation Committee Specific topics discussed in 2018 included warrant programs, long-term incentive programs in general, company goals, employee salary levels, employee pensions, and CEO and Board compensation. The Remuneration and Compensation Committee met physically three times in 2018. Nomination committee At the annual general meeting held on April 19, 2018 the Shareholder Nomination Committee was dissolved by the Shareholders. This committee has been re-placed by a Board committee, similar to the Audit and Remuneration and Compensation Committees. The charter of the Audit Committee is available at: www.zealandpharma.com/audit-committee/ The Nomination Committee make recommendations for decisions to the Board of Directors regarding board and CEO positions and identifies and recommend candidates for the Board of Directors. The charter of the Remuneration and Compen-sation Committee, the remuneration report, the remuneration policy and the guidelines for incen-tive pay are available at: www.zealandpharma.com/remuneration-and-compensation-committee/ Specific topics discussed in 2018 included the replace-ment of CEO, as Britt Meelby Jensen resigned in No-vember 2018, and candidates for the Board of Directors. The rules of procedure of the Nomination Committee are available at: www.zealandpharma.com/ nomination-committee/ The Nomination Committee met physically two times in 2018. Zealand Pharma  Annual Report 2017 35

3A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Corporate social responsibility (CSR) In addition to contributing to the sustainability of the world in which we live and work, acting responsibly will further our ability to develop meaningful and similarly sustainable relationships with customers, suppliers, investors, and key stakeholders including current and future employees. Our corporate social responsibility (CSR) efforts are based on the requirements of the Danish Financial Statements Act, and we comply with relevant laws, standards and guidelines for reporting on CSR activ-ities. management levels – from the Board of Directors to the heads of departments. Zealand has an even distribution of female and male managers, and slightly more women than men across the organization in general. The overall management level is made up of 41% females (2017: 43%) and is regarded to be an even gender distribution. Zealand’s CSR policy focuses on areas most relevant to our core business: • Working environment and employee well-being, • Diversity, • Quality in relation to research, development, and supply chain activities, • Patient-centric approach, • Environmental sustainability and climate, and • Business ethics. As of December 31, 2018, the Board of Directors consisted of four women and four men, giving a female representation of 50% (2017: 40%). Quality in everything we do Zealand’s quality policy describes compliance with rigorous internationally recognized standards and guidelines at all stages of research and development, to ensure that we do not place patients or animals at risk due to inadequate safety, quality or effica-cy. Zealand maintains oversight of the outsourced GxP activities to ensure vendor compliance with the requirements of pharmaceutical quality standards as articulated in Good Laboratory Practice (GLP), Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Pharmacovigilance Practice (GVP), and others. Commitment to Sustainable Development Goals Zealand is making a commitment to Sustainable De-velopment Goals established by the United Nations. This introduces yet another perspective to making effective and sustainable business decisions, and will connect Zealand’s efforts with those of other compa-nies to address global challenges. We have selected six sustainable development goals that are relevant to our business. Additional goals may be considered as our company continues to grow and evolve. Focus on patients At Zealand, we work to create better lives for patients through collaborations with advocacy groups and patient organizations. We aim to demonstrate our commitment to patients and caregivers by serving their interests with the aim of consolidating relations and obtaining better treatment options. Diversity Diversity provides better understanding of the com-munities in which we operate, so that we can create value for patients and our stakeholders. Zealand aims to achieve equal representation of both genders at all Read the full report at zealandpharma.com/csr Zealand Pharma  Annual Report 2017 36

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma  Annual Report 2018 37 Our People Highly qualified and motivated employees are a prerequisite for achieving the ambitious Zealand business goals. We aspire to attract, develop and retain the best people and to be a company where employees thrive, regardless of their background or nationality. Engagement Highly qualified and motivated employees are a pre-requisite for achieving the ambitious Zealand busi-ness goals. Zealand’s annual employee engagement survey helps leaders and employees to continuously improve the working environment, and results from the 2018 survey show that Zealand employees are both dedicated and motivated. Health and well-being We work to ensure our employees’ well-being and have a number of policies in place to promote phys-ical and psychosocial health as well as the safety of Zealand’s working environment. Zealand has tak-en Danish Labor Law as a starting point for related policies and, in many cases, has gone beyond what is required of public companies in order to be more considerate of and responsive to the needs of its workforce. Competency development Ensuring every employee has opportunity to both improve upon their existing strengths while develop-ing skills is critical to attracting and retaining qualified and engaged employees. An analysis of all compe-tency development plans made in 2018 showed that the quantity and quality of competency development plans has increased compared to previous years. Safe work environment Zealand works systematically to maintain a safe and healthy work environment. We implement numerous procedures to support our work environment, and train all Zealand employees in standard safety proto-cols to enable self-management of their own occu-pational safety. Diversity Other key employee ratios 2018 Male 2018 Female 2018 Zealand total Corporate Management People managers Other employees 41% 83% 54% 37% 59% 17% 46% 63% Average age of workforce Non-Danish employees (%) Ph.D. students Other trainees 46.3 16% 3 0 Read about Zealand as a workplace at zealandpharma.com/zealand-as-a-work-place Zealand Pharma  Annual Report 2017 37

3A8boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Risk management and internal control We constantly monitor and assess the overall risk of doing business in the pharmaceutical/biotech industry and the particular risks associated with our current activities and corporate profile. This section contains a summary of Zealand’s key risk areas and how we attempt to address and mitigate such risks. Environmental and ethical risks are cov-ered in our corporate social responsibility reporting, and risks related to financial reporting are covered in our corporate governance reporting. to risk management and internal control, and for assessing the overall and specific risks associated with Zealand’s business and operations. Furthermore, Zealand’s Management seeks to ensure that such risks are managed optimally and in a responsible and efficient manner. Doing business in the pharmaceutical/biotech indus-try involves major financial risks. The development of novel medicines takes several years, costs are high, and the probability of reaching the market is relatively low due to developmental and regulatory hurdles. Risks of particular importance to Zealand are scientif-ic and development risks, commercial risks, intellec-tual property risks, clinical trial risks, regulatory risks, partner interest risks, and financial risks. Risk and mitigation plans are monitored by Management, and the continuous risk assessment is an integral part of the yearly reporting to the Board of Directors. Zealand’s Management is responsible for imple-menting adequate systems and policies in relation Zealand risk and mitigation Risk Mitigation Commercial activities – products in research and development Risks relating to market size, competition, de-velopment time and costs, partner interest and pricing of products in development. From early in the research phase and throughout development, commercial potential and risks are assessed to ensure that final products have the potential to be commercially viable. Any major changes in the commercial potential of a drug candidate can lead to reduced value prospects and, ultimately, discontinued development. Research and development Research and development of new pharmaceu-tical medicines is inherently a high-risk activity. The probability of discovering and developing an efficient and safe new medicine with strong IP protection is very low. Throughout the research and development process, Zealand regularly assesses these risks by means of a quarterly risk assessment of all the Company’s research and development projects, conducted by Management together with the department heads and project managers. This assessment, which is presented to the Board of Directors, describes each project and measures its progress based on milestones. It analyzes the individual risks of each project and prioritizes the project portfolio. Zealand Pharma  Annual Report 2017 38

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma  Annual Report 2018 39 Risks at Zealand and mitigation – continued Risk Mitigation Clinical trials Our product candidates will need to undergo time-consuming and expensive trials to document efficacy and safety, the outcome of which is unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and other compa-rable regulatory authorities, Zealand may incur additional costs or experience delays in completing, or ultimately not be able to complete, the development of these product candidates. Zealand’s clinical project teams work closely with external expert clinicians and product development experts within the industry to design, set up and conduct the clinical programs. Zealand’s employees have been selected due to their extensive experience within their field of expertise, receive training and are continuously de-veloped to fulfill requirements. Intellectual property If Zealand or its partners were to face infringement claims or challenges by third par-ties, an adverse outcome could subject Zealand or its partners to significant liabilities to such third parties. This could lead Zealand or its partners to curtail or cease the development of some or all of their candidate drugs, or cause Zealand’s partners to seek legal or contractual remedies against Zealand, potentially involving a reduction in the royalties due to Zealand. Zealand’s patent department works closely with external patent counsels and part-ners’ patent counsels to minimize the risk of patent infringement claims as well as to prepare any patent defence should this be necessary. Zealand’s employees receive training and updates on policies regarding the correct and lawful management of external intellectual property. Regulatory The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if Zealand or its collaboration partners are ultimately unable to obtain regulatory ap-proval for their internal or outlicensed product candidates, Zealand’s business could be substantially harmed. Zealand’s regulatory department works closely with external consultants and regula-tory agents to develop regulatory strategies and frequently interacts with regulatory agencies. Future partnerships Entering into collaborations with partners can bring significant benefits as well as involve risks. In addition, full control of the product is often given to the partner. Zealand has taken a decision to increase its focus on proprietary programs in order to decrease its dependence on partners in the development process and capture more of the value of its projects. However, partnerships may still be relevant in the future and, in order to maximize the value of such partnerships, Zealand strives to foster a close and open dialogue with its partners, thereby building strong partnerships that work effectively. Financial Financial risks relate to cash and treasury management, liquidity forecasts and financing opportunities. Financial risks are managed in accordance with the Finance Policy, regularly as-sessed by the Company’s Management and reported to the Audit Committee and the Board of Directors. During 2018 Zealand has worked to design and implement an Internal Control Framework to respond to the requirements of the Sarbanes-Ox-ley Act as a result of the US listing. See also p. 84, Note 23 - Financial risks. Zealand Pharma  Annual Report 2017 39

4A0boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Zealand maintains a strong financial position to deliver on our plans, and multiple new opportunities are being pursued to continue building a successful and sustainable business Zealand Pharma  Annual Report 2017 40

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma Annual Report 2018 41 Financial review Financial review for the period January 1 – December 31, 2018. Since there is no significant difference in the de-velopment of the Group and the parent company, except for the royalty bond, the financial review is based on the Group’s consolidated financial infor-mation for the year ended December 31, 2018, with comparative figures for 2017 in brackets. statement. Royalty revenue from sales of Lyxumia®/ Adlyxin® amounted to DKK 7.1 million (16.7) and from Soliqua® 100/33 to DKK 17.8 million (18.7). During Q2 2018, it was determined that royalty reve-nue from Sanofi recognized from 2013 until Q1 2018 included DKK 17.1 million of royalty revenue on net sales in countries with no valid IP protection for Zea-land, and therefore revenue has been overstated in this period. Such misstatements have been corrected with retrospective impact and thus comparable peri-ods as of and for the years ended December 31, 2017, 2016 and 2015 have been restated. The restatement also includes correction of a misstatement related to royalty expenses as discussed below under “Royalty expenses”. Income statement The net result for the financial year 2018 was DKK 581.3 million (-275.3). The increased result is mainly a consequence of an increase in Other operating in-come as a result of the sale of future milestones and royalties relating to the Sanofi licence having a net impact of DKK 1,098.9 million. This is partly offset by decreased revenue of DKK 98.3 million and increased costs of DKK 98.8 million. Revenue Revenue in 2018 amounted to DKK 38.0 million (136.3). Royalty Expenses Royalty expenses for the year amounted to DKK 3.4 million (14.2) and relate to royalties paid to third parties on milestone payments received and royalty income relating to the license agreement with Sanofi. As a consequence of the restatement mentioned above, royalty expenses from 2013 until Q1 2018 were misstated by DKK 2.3 million. Such misstate-ments have been corrected with retrospective impact and thus comparable periods as of and for the years ended December 31, 2017, 2016 and 2015 have been restated, as presented in note 1 to the condensed consolidated interim financial statements. Revenue from milestone payments amounted to DKK 13.1 million (101.0), corresponding to an 87% decrease versus the previous year. The milestone payments comprised a payment of DKK 9.8 million from an undisclosed counterpart in connection with a Material Transfer Agreement and a payment of DKK 3.3 million from a license agreement with Protagonist Therapeutics Inc. Total royalty revenue amounted to DKK 24.9 million (35.3), a decrease of 30%. The decrease is a conse-quence of the sale of future Sanofi royalties and mile-stones which had the effect that only royalties earned before June 30, 2018 are included in the income Research and development expenses Research and development (R&D) expenses amount-ed to DKK 438.2 million (324.7). The increase in R&D Zealand Pharma  Annual Report 2017 41

4A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information R&D and administrative expenses Administrative expenses Administrative expenses amounted to DKK 43.5 million (47.5). The decrease is due to a change in the composition of employees working in R&D and Ad-ministration in comparison to the previous year. banking fees and exchange rate adjustments. DKK 15.1 million of the net financial items (18.9) relates to interest expense on the royalty bond, and DKK 18.3 million (5.7) relates to amortized costs of the royalty bond financing. The increased amortized costs is a result of the repayment of the outstanding royalty bond in September 2018 as all remaining capitalized financing costs has been expensed. DKKm 500 400 300 Other operating income Other operating income amounted to DKK 1.099.5 million (0.6) and mainly consists of the net effect from the agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand received DKK 1,310.2 mil-lion or USD 205 million in September 2018 at closing of the transaction. Costs directly related to the trans-action amounted to DKK 211.3 million and consists of 13.5% or DKK 176.9 million paid to third parties plus other transaction costs of DKK 34.5 million. 200 100 Result before tax Result before tax was DKK 625.1 million (-280.8). 0 2013 2014 2015 2016 2017 2018 R&D expenses Administrative expenses Income tax Income tax amount to DKK -43.8 million (5.5). The income tax is a consequence of the positive result before tax for the year stemming mainly from the net effect from the agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyx-umia®/Adlyxin® to Royalty Pharma, see “Other oper-ating income” above. No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to when and whether tax losses can be utilized. expenses for the year ended December 31, 2018, was primarily related to external costs of DKK 79.6 million from accelerated development activities. This figure comprises costs for the three dasiglucagon programs, including the Phase 3 trials relating to the rescue pen for severe hypoglycemia, and clinical costs for dasiglucagon to be used in a dual-hormone artificial pancreas and to treat CHI. It also includes costs for initiating the Phase 3 trial with glepaglutide as well as costs relating to pre-clinical activities. Other operating income also consists of government grants of DKK 0.6 million (0.6) Operating result The operating result for the year was DKK 652.4 mil-lion (-249.4). Net result and comprehensive result The net result and comprehensive result both amounted to DKK 581.3 million (-275.3), in both cas-es due to the factors described above. The R&D share of the personnel expenses for the year ended December 31, 2018, was DKK 153.5 million (119.5). The increase is mainly related to an increase in the number of employees in the clinical development organization. Net financial items Net financial items amounted to DKK -27.3 mil-lion (-31.4). The decrease is mainly due to positive exchange rate adjustments in 2018 compared to negative exchange rate adjustments in 2017 and decreased interest expenses as the royalty bond has been redeemed in September 2018. Net financial items consist of interest income and expenses, am-ortized costs relating to the royalty bond financing, Allocation of result No dividend has been proposed, and the net result for the year of DKK 581.3 million (-275.3) has been transferred to retained loss. Zealand Pharma  Annual Report 2017 42

Zealand Pharma ∞ Annual Report 2018 43 Statement of financial position As part of the transaction Zealand has redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million), after which Zealand is debt free. Cash and cash equivalents, restricted cash and securities Securities, cash and cash equivalents At December 31, 2018, securities, cash and cash equivalents amounted to DKK 1,159.2 million (663.8). Restricted cash was no longer held as collateral for the royalty bond DKK 0.0 million (5.9). In 2018, Zealand has invested DKK 298.6 million (75.1) in securities (listed bonds). The increase in securities, cash and cash equivalents is due to the net effect from the agreement to sell future royalty streams and milestones from Sanofi, partly offset lower revenue, higher costs and by the repayment of the remaining outstanding royalty bond. DKKm 1200 1000 Cash flow 800 Cash outflow/inflow from operating activities Cash flow from operating activities amounted to DKK -460.0 million (-278.7), mainly as a result of the net profit for the year adjusted for the net effect from the agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soli-qua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® and for other non-cash items. 600 400 200 0 2013 Securities 2014 2015 2016 2017 2018 Restricted cash Cash and equivalents Equity Equity amounted to DKK 1,116.3 million (514.7) at De-cember 31, 2018, corresponding to an equity ratio of 91% (71%). The increase in equity is a result of the net result for the year of DKK 581.3 million (-275.3), offset by a capital increase of DKK 2.8 million (6.8) related to the exercise of warrants by employees during the year, and warrant compensation expenses of DKK 17.5 million (20.2). Cash outflow/inflow from investing activities Cash flow from investing activities amounted to DKK 881.9 million (221.4), mainly comprising the net effect from the agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin of DKK 1,105.5 million (0.0). Cash outflow/inflow from financing activities Cash flow from financing activities amounted to DKK -155.4 million (337.9), related to the repayment of the royalty bond of DKK -158.3 million (-176.4) and proceeds from issuance of shares related to exercise of warrants of DKK 2.9 million (6.8). For previous year cash flow from financing activities also included the net proceeds from the U.S. IPO of DKK 0.0 million (507.5). Net investments in securities for the period amount-ed to DKK 225.6 million (75.0). Zealand’s securities portfolio comprises listed bonds in Danish kroner. Royalty bond Zealand has since December 2014 had a royalty bond financing arrangement, based on part of the royalties from lixisenatide as a stand-alone product. The bond has carried an interest rate of 9.375%. The total cash flow for full-year 2018 amounted to DKK 266.1 million (280.5). Cash flows related to other investments for the pe-riod amounted to DKK 0.0 million (9.3). Zealand has invested in Beta Bionics, Inc. in 2018, but payment related to such investment did not occur in 2018. On September 6, 2018 Zealand entered into an agree-ment to sell future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Investments in plant and equipment for the period amounted to DKK 4.0 million (7.2), mainly related to new laboratory equipment.

4A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Shareholder information Zealand is dual listed on Nasdaq Copenhagen and Nasdaq Global Select Market, New York, under the ticker symbol “ZEAL”. Total shareholder composition At December 31, 2018, the nominal value of Zea-land’s share capital was DKK 30,786,827, divided into 30,786,827 shares with a nominal value of DKK 1 each. The share capital has remained unchanged in 2019 (at March 7, 2019). % <1 5 15 52 Institutional Domestic retail Non-Institutional Company related Miscellaneous 2018 The share capital has increased by a nominal value of DKK 35,500 in 2018 as a result of the exercise of employee warrants. All Zealand shares are ordinary shares and belong to one class. Each share listed by name in Zealand’s shareholder register represents one vote at the annual general meeting and other shareholders’ meetings. 28 Institutional shares by investment style % Stable number of shareholders during 2018 The number of registered Zealand shareholders was stable during 2018. From 16,043 registered share-holders at December 31, 2017, the number grew to 16,204 at December 31, 2018. In addition, 3,132,086 shares were represented by ADSs traded on Nasdaq Global Select Market, New York. 26 34 Value GARP Growth Hedge fund Index Other 2018 18 3 7 12 At March 4, 2019, Zealand had 15,871 registered shareholders, representing a total of 30,786,827 shares. Institutional shares by geography Ownership The following shareholders are registered in Zea-land’s register of shareholders as being the owners of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) at March 7, 2019: % 1 7 5 38 13 United States Denmark Switzerland Netherlands France Rest of Europe Rest of World 2018 13 • Wellington Management Group LLP,U.S. (8% of votes/8% of capital). • Sunstone LSV Management A/S, Denmark (7% of votes/7% of capital). 23 Find out more about our investor relations at zealandpharma.com/investor-relations Zealand Pharma  Annual Report 2017 44

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma  Annual Report 2018 45 • Van Herk Investments, Netherlands (6% of votes/6% of capital). • Bank Julius Bär & Co. AG, Switzerland (6% of votes/6% of capital). Analyst coverage Zealand is followed by the financial institutions and analysts listed below: Core share data Denmark U.S. Number of shares and ADSs at Dec. 31, 2018 Listing 30,786,827 3,132,086 Institution Analyst’s name Share price performance The price of Zealand’s shares decreased by 3% during the year, which was above relevant indexes. The share price at year-end 2018 was DKK 82.40, compared to DKK 85.00 at year-end 2017. Despite reaching several major milestones during the year, with strong clinical progress for both glepaglutide and dasiglucagon as well as the sale of future roy-alties and milestones from Sanofi the share price decreased, partly caused by a general downturn in biotech shares at the end of the year. Nasdaq Copenhagen ZEAL OMXC Copenhagen Midcap Nasdaq Global Select Market, New York ZEAL STOXX Europe TMI Pharm U.S. Morgan Stanley Needham David N. Lebowitz Alan Carr Ticker symbol Index membership United Kingdom Goldman, Sachs & Co. Jefferies Graig C. Suvannavejh Peter Welford France Bryan, Garnier & Co Oddo Securities Eric Le Berrigaud Oussama Denguir Financial calendar 2019 Date Event Netherlands Kempen Positive development in share liquidity Zealand’s share liquidity remained strong in 2018, with an average daily turnover on Nasdaq Copenha-gen of 123,028 shares, or DKK 8.5 million and 13,273 ADS, or USD 0.2 million. In the first two months of 2019, liquidity has continued to increase to a daily turnover of approximately DKK 6.6 million. April 4 May 16 August 15 November 14 Annual General Meeting Interim report for Q1 2019 Interim report for H1 2019 Interim report for Q3 2019 Suzanne van Voorthuizen Denmark Danske Bank Handelsbanken Nordea Thomas Bowers Peter Sehested Michael Novod Nasdaq charting 2018 of Zealand's share price Index 120 110 100 90 80 70 January February March April May June July August September October November December Zealand Pharma  Annual Report 2017 45

4A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Board of Directors and Corporate Management Zealand Board of Directors at March 7, 2019 Martin Nicklasson Rosemary Crane Kirsten A. Drejer Position Chairman Board member Board member Year of birth 1955 1960 1956 Nationality Swedish American Danish Gender Male Female Female First elected 2015 2015 2018 Committee AuC, RemCo chair and Nom-Co chair AuC Independent Yes Yes Yes Special competencies Extensive general man-agement and research and development experience from AstraZeneca Plc and Swedish Orphan Biovitrum AB. Marketing and a knowledge base within diabetes and cardiovascular disease from Johnson & Johnson and BMS. More than 30 years of inter-national experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, held several scientific and manage-rial positions at Novo Nordisk A/S. Current positions Chairman of the board of Orexo AB and Kymab Ltd. Board member of Basilea Pharmaceutica Ltd. Member of the board of Teva Pharmaceutical Industries Ltd. and Edge Therapeutics. Chairman of the board of Antag Therapeutics, Bioneer and Resother Pharma. Board member of Bioporto, Lyhne & Co. Zealand shares at December 31, 2018 1,000 0 500 Zealand warrants at December 31, 2018 0 0 0 Change in ownership in 2018 0 0 +500 Find out more about the Board of Directors at zealandpharma.com/ board-of-directors-and-nomination-committee Zealand Pharma  Annual Report 2017 46

About Zealand Pharma Moving forward Products and pipeline Corporate matters• Financial statements Other information Zealand Pharma  Annual Report 2018 47 Catherine Moukheibir Alain Munoz Michael John Owen Hanne Heidenheim Bak Jens Peter Stenvang Position Board member Board member Board member Employee-elected board member3 Employee-elected board member2 Year of birth 1959 1949 1951 1953 1954 Nationality British French British Danish Danish Gender Female Male Male Female Male First elected 2015 20051 2012 20123 2014 Committee AuC chair RemCo and NomCo RemCo and NomCo Independent Yes Yes Yes No No Special competencies Particular experience in align-ing corporate and financial strategy at various stages of a biotech’s development. Has held senior management positions at several European biotech companies. Physician qualified cardiology and intensive care. Experience in the pharmaceutical industry at senior management level. Served as SVP for international development in the Sanofi Group and in the pharma-ceutical division of Fournier Laboratories. Research experience focusing on the immune system and more than 150 publications. Has held several leading positions at GlaxoSmithKline, most recently as SVP and head of biopharma-ceuticals research. Project management expe-rience in drug development from lead to launch, focusing on CNS diseases and orphan drugs. Experience in disease awareness and customer rela-tionship management. Current positions Chairman of the board of MedDay Pharmaceuticals S.A., board member of Ablynx NV, Cerenis Therapeutics Holding SA, Orphazyme and GenKyo-Tex. Advisory board member of the Yale School of Manage-ment, U.S., and Imperial Col-lege Business School, UK. Independant Board member of Valneva SEHybrigenics, , Auris medical and Oxthera, adviser to Kurma Biofund. Chairman of the board of Ossianix Inc and is also a member of the board of Avacta Group plc, ReNeuron Group plc, Sareum Holdoings plc, Iksuda Therapeutics and Gam-maDelta Therapeutics. He is also an adviser to the CRT Pioneer Fund. Senior Project Director, GI, External Relations and Collaborations. Laboratory Technician (Biology). Zealand shares at December 31, 2018 0 5,250 0 24,684 3,500 Zealand warrants at December 31, 2018 0 0 0 15,500 3,500 Change in ownership in 2018 0 0 0 0 0 1 Resigned in 2006 and re-elected in 2007. 2 Employee-elected board members are elected for a period of four years. 3 Elected term ended in 2014; re-elected in 2016 for a period of two years. Zealand Pharma  Annual Report 2017 47

4A8boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters• Financial statements Other information Zealand Corporate Management at March 7, 2019 Adam Steensberg Mats Blom Andrew Parker Ivan Møller Marino Garcia Position Executive Management Interim Chief Executive Officer (from March 1, 2019); Executive Vice President and Chief Medical and Development Officer Executive Management Executive Vice President and Chief Financial Officer (through March 31, 2019) Executive Vice President and Chief Scientific Officer Senior Vice President, Technical Development and Operations (from March 1, 2018) Senior Vice President, Corporate and Business Development (from October 1, 2018) Year of birth 1974 1965 1965 1972 1966 Nationality Danish Swedish British American/Danish Canadian/Spanish Gender Male Male Male Male Male Joined Zealand 2010 2010 2016 2018 2018 Experience Prior to joining Zealand, Adam led clinical research teams as medical director at Novo Nord-isk and worked as a clinician at Rigshospitalet, University of Co-penhagen. Adam was a medical and scientific adviser in the areas of endocrinology, cardiology, gastroenterology and rheu-matology, and has significant experience of leading regulatory strategies. Prior to joining Zealand, Mats served as CFO of Swedish Or-phan International, a leading Eu-ropean orphan drug company. Mats has extensive managerial experience and has held CFO positions at Active Biotech and Anoto, both publicly listed on Nasdaq Stockholm. Previously, Mats worked as a management consultant at Gemini Consulting and for Ernst & Young. Prior to joining Zealand, Andrew was general partner and sci-entific director of Eclosion2 & Cie SCPC in Switzerland. CEO of Arisgen SA, an Eclosion2 portfolio company developing an oral peptide drug delivery technology. Prior to joining Zealand, Ivan worked for Novartis in both generics and pharmaceutical manufacturing, as well as in strategy, quality assurance, con-tract manufacturing and supply chain leadership in Germany, the U.S. and Switzerland. Prior to joining Zealand, Marino has held various U.S. and inter-national leadership positions of increasing responsibility at pharmaceutical companies, in-cluding Synergy Pharma, Aptalis Pharma, Vifor Pharma, Aspreva Pharmaceuticals, Pfizer and Eli Lilly & Co. Andrew has more than 20 years of experience in international pharmaceutical, biotech and start-up companies, including several years at Shire Pharma-ceuticals, Opsona Therapeutics and AstraZeneca. Ivan was project leader at The Boston Consulting Group in the pharmaceutical R&D and manu-facturing areas. Marino has almost 25 years of global pharma and biotech ex-perience in senior commercial, corporate strategy, and business development roles. Adam is a board member of Beta Bionics, Inc. Mats is chairman of the board of Medical Need AB and a board member of Auris Medical AG. Zealand shares at December 31, 2018 22,800 120,000 0 0 0 Zealand warrants at December 31, 2018 227,000 217,000 147,000 40,000 3,3334 Change in ownership in 2018 -2,200 +2,000 0 0 0 4 A total of 40,000 warrants have been granted with a vesting over 36 months Zealand Pharma  Annual Report 2017 48

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 49 Financial statements Consolidated financial statements Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity Business overview Notes 51 51 52 53 53 54 55 Parent company financial statements Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity Notes Alternative performance measures for the group (non-audited) 89 89 90 91 91 92 96 Statements Statement of the Board of Directors and Executive Management Independent auditor’s report 97 98 Zealand Pharma  Annual Report 2017 49

5A0boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Contents – consolidated financial statements Consolidated financial statements Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity Business overview 51 51 52 53 53 54 Notes 1 Significant accounting policies, and significant accounting estimates and assessments Revenue Royalty expenses Research, development and administrative expenses Fees to auditors appointed at the Annual General Meeting Information on staff and remuneration Other operating income Financial income Financial expenses Income tax benefit Basic and diluted earnings per share Property, plant and equipment Other investments Trade receivables 15 16 17 18 19 20 21 22 Prepaid expenses Other receivables Securities Cash and cash equivalents Share capital Royalty bond Other liabilities Contingent assets, liabilities and other contractual obligations Financial risks Related parties Adjustments for non-cash items Change in working capital Significant events after the balance sheet date Approval of the annual report 79 80 80 80 80 82 83 55 64 66 2 3 4 66 5 67 67 75 75 75 76 77 78 79 79 6 7 8 9 10 11 12 13 14 83 84 86 87 87 87 87 23 24 25 26 27 28 Zealand Pharma  Annual Report 2017 50

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 51 Consolidated financial statements Consolidated income statement for the years ended December 31, 2018, 2017 and 2016 Consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016 Restated1 2017 Restated1 2016 Restated1Restated1 DKK thousand Note 2018 DKK thousand Note 2018 2017 2016 1 See note 1 to the consolidated financial statements. The Business overview on page 54 and the accompanying notes on pages 55 to 87 form an integral part of these financial statements. 1 See note 1 to the consolidated financial statements. Zealand Pharma  Annual Report 2017 51 Revenue2 Royalty expenses3 Research and development expenses4,5,6 Administrative expenses4,5,6 Other operating income 7 37,977 -3,356 -438,215 -43,542 1,099,526 136,322230,864 -14,163 -30,931 -324,667 -268,159 -47,470 -52,503 607 1,697 Operating result Financial income 8 Financial expenses9 652,390 9,988 -37,322 -249,371 -119,032 2,122592 -33,509 -44,356 Result before tax Income tax10 625,056 -43,774 -280,758 -162,796 5,5005,500 Net result for the year 581,282 -275,258 -157,296 Earnings/loss per share – DKK Basic earnings/loss per share11 Diluted earnings/loss per share11 18.94 18.94 -9.88 -6.47 -9.88 -6.47 Net result for the year Other comprehensive income (loss) 581,282 0 -275,258 -157,296 0 0 Comprehensive result for the year 581,282 -275,258 -157,296

5A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Consolidated financial statements Consolidated statements of financial position as of December 31, 2018 and 2017 Restated1 2017 Restated1 2017 DKK thousand Note 2018 DKK thousand Note 2018 1 See note 1 to the consolidated financial statements Significant accounting policies, and significant accounting estimates and assessments Fees to auditors appointed at the Annual General Meeting Information on staff and remuneration Contingent assets, liabilities and other contractual commitments Financial risks Related parties Significant events after the balance sheet date 1 5 6 22 23 24 27 1 See note 1 to the consolidated financial statements Zealand Pharma  Annual Report 2017 52 Liabilities and equity Share capital 19 Share premium Retained loss 30,787 1,979,493 -893,999 30,751 1,959,199 -1,475,281 Equity 1,116,281 514,669 Royalty bond 20 0 132,986 Non-current liabilities 0 132,986 Trade payables Royalty bond 20 Other liabilities 21 32,652 0 80,864 29,428 2,748 41,454 Current liabilities 113,516 73,630 Total liabilities 113,516 206,616 Total equity and liabilities 1,229,797 721,285 Assets Non-current assets Plant and machinery 12 Other fixtures and fittings, tools and equipment 12 Leasehold improvements 12 Deposits Restricted cash18 Other investments 13 13,650 1,794 186 2,762 0 32,582 14,855 953 304 2,729 5,892 9,312 Total non-current assets 50,974 34,045 Current assets Trade receivables 14 Prepaid expenses15 Income tax receivable 10 Other receivables 16 Securities17 Cash and cash equivalents 18 3,274 11,740 1,195 3,368 298,611 860,635 5,679 7,253 5,500 4,979 75,111 588,718 Total current assets 1,178,823 687,240 Total assets 1,229,797 721,285

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 53 Consolidated financial statements Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016 Consolidated statements of changes in equity at December 31, 2018, 2017 and 2016 Retained loss Restated1 2017 Restated1 2016 Share capital Share DKK thousand Note 2018 DKK thousand premium(Restated) Total Equity at January 1, 2018 Comprehensive result for the year Net result for the year 30,751 1,959,199 -1,475,281 514,669 0 0 581,282 581,282 Warrant compensation expenses Capital increases 0 36 17,468 2,826 0 0 17,468 2,862 Equity at December 31, 2018 30,787 1,979,493 -893,999 1,116,281 Equity at January 1, 2017 Restatement1 Comprehensive loss for the year Net loss for the year 26,142 1,441,263 -1,189,211 -10,812 278,194 -10,812 0 0 -275,258 -275,258 Warrant compensation expenses Capital increases Costs related to capital increases 0 4,609 0 20,156 569,041 -71,261 0 0 0 20,156 573,650 -71,261 Equity at December 31, 2017 30,751 1,959,199 -1,475,281 514,669 Equity at January 1, 2016 Restatement1 Comprehensive loss for the year Net loss for the year 24,353 0 1,263,179 -1,035,301 252,231 -7,427 0 -7,427 0 0 -157,296 -157,296 Warrant compensation expenses Capital increases Costs related to capital increases 0 1,789 0 22,727 163,218 -7,861 0 0 0 22,727 165,007 -7,861 Equity at December 31, 2016 26,142 1,441,263 -1,200,024 267,381 1 See note 1 to the consolidated financial statements. 1 See note 1 to the consolidated financial statements. Zealand Pharma  Annual Report 2017 53 Net result for the year Adjustments for non-cash items 25 Change in working capital 26 Financial income received Financial expenses paid Sale of future royalties and milestones 7 Income tax receipt 10 Income tax paid 10 581,282 101,926 12,785 5,283 -16,705 -1,105,471 5,500 -45,000 -275,258 -157,296 25,37957,685 -11,304 156,838 2,048592 -25,111 -22,790 0 0 5,5005,875 0 0 Cash (outflow)/inflow from operating activities -460,400 -278,746 40,904 Transfer to restricted cash related to the royalty bond Transfer from restricted cash related to the royalty bond Transfer from restricted cash for royalty bond interest payments Sale of future royalties and milestones 7 Royalty expenses regarding sale of future royalties and milestones 7 Change in deposit Purchase of other investments Purchase of securities Sale of securities Purchase of property, plant and equipment Sale of fixed assets 0 6,124 0 1,275,802 -170,331 -33 0 -299,849 74,230 -4,038 0 -60,675 -305,120 365,7950 7,7257,786 0 0 0 0 -39 -24 -9,312 0 -75,037 0 0 0 -7,226 -2,600 120 0 Cash (outflow)/inflow from investing activities 881,905 221,351 -299,958 Proceeds from issuance of shares related to exercise of warrants Proceeds from initial public offering Costs related to initial public offering Proceeds from private placement of new shares Costs related to private placement of new shares Repayment of royalty bond 2,862 0 0 0 0 -158,311 6,79021,935 567,0760 -59,576 0 0 143,072 0 -7,861 -176,360 0 Cash (outflow)/inflow from financing activities -155,449 337,930 157,146 Increase/(Decrease) in cash and cash equivalents Cash and cash equivalents at January 1 Exchange rate adjustments 266,056 588,718 5,861 280,535-101,908 323,330418,796 -15,147 6,442 Cash and cash equivalents at December 31 860,635 588,718 323,330

5A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Consolidated financial statements Business overview Zealand (the “Company”, the “Group”, “Zealand” and “we”) was founded in 1998 and is a biotechnology company focused on the discovery and development of innovative pep-tide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingel-heim. 4 Dasiglucagon for Congenital hyperinsulinism Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inap-propriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In 2017, the FDA in the U.S. and the Committee for Orphan Medicinal Products in the EU issued a posi-tive opinion on an orphan medicinal product application for Zealand’s glucagon analog. In January 2018, the FDA issued a safe-to-proceed letter, and the Phase 3 program started in Q1 2019. We have since 2003 had a license collaboration with Sanofi in the diabetes field. On Sep-tember 6, 2018 we entred into an agreement with Royalty Pharma to transfer all the royalties that we were due to earn from our agreement with Sanofi in exchange for an upfront one-time payment of USD 205 million. Excluded from this agreement was a potential milestone payment from Sanofi of up to USD 15 million. Please refer to note 7. In addition to the late stage clinical programs we also have a pipeline of pre-clinical pro-grams with the potential to enter into the clinic in 2019 and the years to come. Owner-ship Voting rights Company summary Domicile We have four fully owned programs in late clinical development: Zealand Pharma A/S subsidiaries ZP Holding SPV K/S ZP General Partner 1 ApS Zealand Pharma US Inc. 1 Glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome (SBS). The pivotal Phase 3 trial in 129 patients was initiated in Q4 2018 with expected results by mid-2020. Denmark Denmark United States 100% 100% 100% 100% 100% 100% Dasiglucagon, a Zealand-invented proprietary glucagon analog currently in development for three different indications: ZP Holding SPV K/S subsidiaries ZP SPV 1 K/S ZP General Partner 2 ApS Denmark Denmark 100% 100% 100% 100% 2 Dasiglucagon in Dual-hormone pump therapy for diabetes treatment Zealand has already reported positive results from two Phase 2a trials during the second quarter of 2017, and the initiation of a small Phase 2b trial in iLet™ dual-hormone artificial pancreas system is planned for 2019. 3 Dasiglucagon Hypoplal® Rescue Pen for severe hypoglycemia Ready-to-use dasiglucagon may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits. The pivotal Phase 3 trial with dasiglucagon for the treatment of severe hypoglycemia was completed with good results in 2018. A peadiatric Phase 3 trial was initiated in by end 2018, with results expected in H2 2019. Zealand Pharma  Annual Report 2017 54

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 55 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments Significant accounting policies Implementation of new and revised standards and interpretations The IASB has issued the following new standards and revisions to existing standards and new interpretations that are mandatory for accounting periods commencing on or after January 1, 2018: Basis of preparation The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements under the Danish Financial Statements Act. IFRS 9 Financial instruments. The Group’s implementation of IFRS 9 ‘Financial Instruments’, that replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’, comprises amendments to the measurement categories for financial assets. These amendments have not resulted in any changes to the measurement basis for financial assets. Further, it has lead to the imple-mentation of a new impairment model that requires the recognition of impairment provisions based on the “expected credit loss model” rather than the “incurred-loss model.” The major-ity of Zealand’s receivables are receivables from sales with its strategic partners, Boehringer Ingelheim and Sanofi, and due to the low credit risk in the Group, the new rules have not had a significant impact on the valuation of trade receivables. In the annual report for 2017, Manage-ment indicated an expected increase of DKK 5 million to financial liabilities due to the revised guidance regarding modification of financial liabilities introduced by IFRS 9 Financial Instru-ments’. Based on further analyses, Management has concluded that the current accounting treatment is in line with IFRS 9 ‘, hence no impact is recognized as the cost of the amendment to the royalty bond from March 2017 is considered transaction costs, which are deducted in financial liabilities. The Board of Directors considered and approved the 2018 Annual Report of Zealand on March 7, 2019. The Annual Report will be submitted to the shareholders of Zealand for approval at the Annual General Meeting on April 4, 2019. The consolidated financial statements are presented on a historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and on the significance of the inputs to the fair value measurement as a whole. The inputs are described as follows: IFRS 15 Revenue from Contracts with Customers. The Group has implemented IFRS 15 ‘Rev-enue from Contracts with Customers’ using the modified retrospective approach. IFRS 15 re-places the current standards on revenue (IAS 11 ‘Construction Contracts’ and IAS 18 ‘Revenue’). In 2003, Zealand Pharma entered into a licensing agreement with Sanofi under which Zealand Pharma was entitled to milestone payments and sales based royalty payments. Refer to note 2 for further disclosure about the arrangement. Although the arrangement provided Sanofi with all rights related to the use of the underlying IP, Management has concluded that the license guidance of IFRS 15 applies to the arrangement. Therefore, sales based royalties has continued to be recognized along with the underlying sale and milestone payment have not been recog-nized until the milestone is met. Therefore, no adjustment is made to the opening balance as of January 1, 2018 for this arrangement. The right to the royalty and milestone payments under the arrangement was unconditionally transferred to a third party in September 2018 and a gain on the sale recognized as other operating income. • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observ-able for the asset or liability, either directly or indirectly Level 3 inputs are fair value measures derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). • • The consolidated financial statements are presented in Danish kroner (DKK), which is the func-tional currency of the Company. In 2011 and 2014 respectively, Zealand Pharma entered into license, research and develop-ment agreements with Boehringer Ingelheim. Refer to note 2 for further disclosure about the arrangement. Due to the continuing involvement through the research and development collaboration, these are arrangements subect to the license guidance of IFRS 15. Consequently, In the narrative sections of the financial statements, comparative figures for 2017 and 2016 are shown in brackets. Zealand Pharma  Annual Report 2017 55

5A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) sales based royalties continue to be recognized along with the underlying sale and milestone payment are not recognized until the milestone is met. and low-value leases which will both be recognised on a straight-line basis as expense in the income statement. The Group had no other revenue generating activities as of January 1, 2018, and consequently, there is no impact from the adoption of IFRS 15. The Group has entered into a property lease expexted to commence September 1, 2019 with a non-cancellable lease term of 13 years with annual payments of approx. DKK 9.8 million. This property lease will be recognised in the statement of financial position on the date of com-mencement. Other standards and amendments adopted • Amendments to IFRS 2 Share-based Payment. • Part of Annual Improvements to IFRSs Cycle 2014-2016. For the current lease commitments, the Group expects to recognise right-of-use assets and lease liabilities in the range of approx. DKK 1.8 – 1.9 million on the date of transition. This amount excludes all current property leases as they have a remaining lease term at January 1, 2019 of less than a year. The implementation of these new or revised standards and interpretations has not resulted in any significant impact on the net result for the year or the financial position. In calculating the discounted value of future lease payments, the Group will apply its incremen-tal borrowing rate. Standards and interpretations not yet effective At the date of approval of the annual report, the following new and revised standard have been issued but are not yet effective. Therefore, they have not been adopted in the present financial statements: In general, the Group does not expect any significant impact on the financial statements as a result of adoption of IFRS 16. Other relevant standards or interpretations adopted by the IASB, but not adopted by the EU, have not been applied in this annual report. IFRS 16 Leases, effective for annual periods beginning on or after January 1, 2019 IFRS 16 requires all leases (except for short-term leases and leases of low-value assets) to be recognized as a right-of-use asset and lease liability, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest calculated on the lease liability in a similar way to how it is calculated on finance leases under IAS 17. Consequently, the change will also impact the presentation in the income statement and the statement of cash flows. Accounting policies The accounting policies are unchanged from last year, except for clarification to the accounting policy on ‘Other operating income’, included in note 7. The accounting policies for specific line items and transactions are included in the respective notes to the financial statements except for basis of consolidation, foreign currency translation and the cash flow statement, which are included below. Zealand has assessed the standard, and the changes will require capitalization of several of Zealand’s operating lease contracts, representing approximately 0.1-0.3% of the total assets. The impact on operating result will be insignificant. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Con-trol is achieved when the Company: The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). • • • has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. As at the reporting date, the Group has operating leasing commitments of approx. DKK 5.7 million from 2019 – 2025 from leases that are currently available for use by the Group. The Group has assessed that approx. DKK 3.7 million of these commitments relate to short-term The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Zealand Pharma  Annual Report 2017 56

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 57 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Principles of consolidation The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, which are based on uniform accounting policies and accounting periods in all Group entities. Consolidation of Group entities is per-formed after elimination of all intra-Group transactions, balances, income and expenses. 1. Financial assets at amortised cost comprising of receivables with contractual cash flows solely comprising of payment of principal and interest and which are held for the purpose of collecting the contractual cash flow. 2. Financial assets at fair value through the income statement, which are securities held in a business model whose purpose is to regularly sell securities within the portfolio. Foreign currency translation Transactions denominated in foreign currencies are translated at the exchange rates on the transaction dates. 3. Equity investments. These investments are measured at fair value through profit or loss. Financial assets are assigned to the different categories by Management on initial recognition, depending on the cash flow characteristics and purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified at fair value through the income statement are initially recognized at fair value, plus transaction costs. Exchange differences arising between the rate on the transaction date and the rate on the pay-ment day are recognized in the income statement as financial income or financial expenses. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated by applying the exchange rates at the balance sheet date. Differences arising between the rate at the balance sheet date and the rate at the date on which the receivable or payable arose are recognized in the income statement as financial income and financial expenses. Statement of cash flows The cash flow statement is prepared in accordance with the indirect method on the basis of the net loss for the year. The statement shows the cash flows broken down into operating, invest-ing and financing activities, cash and cash equivalents at the beginning and end of the year, and the impact of the calculated cash flows on cash and cash equivalents. Non-monetary assets purchased in foreign currencies are measured at the exchange rate on the transaction date. Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. Consolidated financial statements Income statement The income statement is classified by function. Cash flow from operating activities Cash flow from operating activities is presented indirectly and is calculated as the net loss ad-justed for sale of royalties, non-cash operating items, changes in net working capital, financial items paid and income tax benefits received and paid. Segment reporting The Group is managed by a Corporate Management team reporting to the Chief Executive Officer. The Corporate Management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. Conse-quently, there is no segment reporting concerning business areas or geographical areas. Cash flow from investing activities Cash flow from investing activities includes cash flows from the sale of future royalties and milestones relating to the Sanofi license, purchase and sale of property, plant and equipment, investments and deposits, as well as transfers to and from restricted cash related to the royalty bond. Statement of financial position Cash flow from financing activities Cash flow from financing activities includes new equity, loan financing, sale of treasury shares and funds from private placements. Financial assets Financial assets include receivables, securities and cash. Financial assets are divided into cate-gories of which the following are relevant for the Group: Cash and cash equivalents Cash and cash equivalents comprise cash and bank balances. Zealand Pharma  Annual Report 2017 57

5A8boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Significant accounting estimates and assessments In preparing the financial statements, Management makes a number of accounting estimates that form the basis for the recognition and measurement of our assets and liabilities. goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. Employee incentive programs In accordance with IFRS 2 Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement. The fair value of each warrant granted during the year is calculated using the Black– Scholes option pricing model. This requires the input of subjective assumptions such as: In applying our accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily appar-ent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. • The expected stock price volatility, which is based on the historical volatility of Zealand’s share price The risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity of five years The duration of the warrants, which is assumed to be until the end of the last exercise period • The estimates used are based on assumptions assessed to be reasonable by Management. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates. • The total fair value of the warrants is recognized in the income statement over the vesting period, if any. An adjustment is made to reflect an expected attrition rate during the vesting pe-riod. The attrition rate is re-estimated at year-end based on the historical attrition rate resulting in recognition of an expense equal to grant date fair value of the number of warrants which actually vest. No significant changes have been made to accounting estimates and assessments in 2018. The following are the most significant accounting estimates and assessments applied by Man-agement in these financial statements: Restatement The Company has been eligible to receive royalty revenue of 10% on Sanofi’s net sales of Lyx-umia® / Adlyxin® (lixisenatide) in countries with a valid IP protection for Zealand and potentially up to USD 100 million in commercial milestones. Revenue recognition Revenue comprises license payments, milestone payments and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Milestone payments are related to the collaborative research agreements with commercial partners when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royal-ty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur. During Q2 2018 it was determined that royalty revenue from Sanofi recognized from 2013 until Q1 2018 included DKK 17.1 million of royalty revenue on net sales in countries with no valid IP protection for Zealand and therefore revenue has been overstated in these periods. As a conse-quence of this, royalty expenses from 2013 until Q1 2018 has been overstated in this same pe-riod. Such misstatements have been corrected with retrospective impact and thus comparable periods as of and for the years ended December 31, 2017, 2016 and 2015 have been restated. The nature and impact of each restatement per line item in the consolidated income state-ments and consolidated statement of financial position for Zealand is presented below. Revenue from transactions involving the rendering of services which are consumed by the cus-tomer simultaneously with delivery is recognized along with delivery of the services. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the Zealand Pharma  Annual Report 2017 58

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 59 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Income statement: A) Revenue Royalty revenue has been restated as Zealand has previously recognized royalty revenue on net sales in countries with no valid IP protection. Condensed consolidated income statement for the twelve month period ended December 31, 2017 As originally reported, December 31, 2017 Amount as adjusted, December 31, 2017 B) Royalty expenses Royalty expenses comprise contractual amounts due to third parties that are derived from royalty revenue earned from the corresponding collaboration agreements. The restatement on royalty revenue therefore leads to a corresponding restatement of royalty expenses. Restate-ment DKK thousand Tickmark Revenue Royalty expenses Research and development expenses Administrative expenses Other operating income 139,775 -14,629 -3,453 466 A B 136,322 -14,163 Statement of financial position: C) Trade receivables and other liabilities The restatement related to trade receivables and other liabilities corresponds to the restate-ment on royalty revenue and royalty expenses, as discussed in tickmark A and B. -324,667 -47,470 607 0 0 0 -324,667 -47,470 607 Operating loss -246,384 -2,987 -249,371 D) Retained loss The restatement related to net loss for the period amounts to the combined impact of the restatements on royalty revenue and royalty expenses from 2013 through December 2016. Financial income Financial expenses 2,122 -33,509 0 0 2,122 -33,509 Loss before tax -277,771 -2,987 -280,758 Statement of cash flow: The impact of the restatement on the statement of cash flow is solely a reclassification be-tween “Net loss for the period” and “Change in working capital” in the amount of DKK 3.0, 3.4 and 4.4 million respectively as of December 31, 2017, 2016 and 2015. The restatement related to net loss for the period amounts to the net impact of the restatements for the respective years on royalty revenue and royalty expenses while the restatement related to working capital for the period amounts to the net impact of the misstatements in trade receivables and other liabilities in the statement of financial position. Hence, there is no impact on the cash flow from operating activities. Based on the above outlined factors, the Company deemed irrelevant to present restated statements of cash flow for the years ended December 31, 2017 and 2016. Income tax benefit 5,500 0 5,500 Net loss for the period -272,271 -2,987 -275,258 Loss per share - basic (DKK) Loss per share - diluted (DKK) -9.77 -9.77 -0.11 -0.11 -9.88 -9.88 Condensed consolidated statements of comprehensive income for the twelve month period ended December 31, 2017 As originally reported, December 31, 2017 Amount as adjusted, December 31, 2017 Restate-ment DKK thousand Tickmark Net loss for the period Other comprehensive income (loss) -272,271 -2,987 -275,258 0 0 0 Net loss for the period -272,271 -2,987 -275,258 Zealand Pharma  Annual Report 2017 59

6A0boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Condensed consolidated income statement for the twelve month period ended December 31, 2016 Condensed consolidated income statement for the twelve month period ended December 31, 2015 As originally reported, December 31, 2016 Amount as adjusted, December 31, 2016 As originally reported, December 31, 2015 Amount as adjusted, December 31, 2015 Restate-ment Restate-ment DKK thousand Tickmark DKK thousand Tickmark Revenue Royalty expenses Research and development expenses Administrative expenses Other operating income 234,778 -31,459 -3,914 528 A B 230,864 -30,931 Revenue Royalty expenses Research and development expenses Administrative expenses Other operating income 187,677 -22,267 -5,104 689 A B 182,573 -21,578 -268,159 -52,503 1,697 0 0 0 -268,159 -52,503 1,697 -217,741 -41,824 12,828 0 0 0 -217,741 -41,824 12,828 Operating loss -115,646 -3,386 -119,032 Operating loss -81,327 -4,415 -85,742 Financial income Financial expenses 592 -44,356 0 0 592 -44,356 Financial income Financial expenses 3,889 -42,394 0 0 3,889 -42,394 Loss before tax -159,410 -3,386 -162,796 Loss before tax -119,832 -4,415 -124,247 Income tax benefit 5,500 0 5,500 Income tax benefit 5,875 0 5,875 Net loss for the period -153,910 -3,386 -157,296 Net loss for the period -113,957 -4,415 -118,372 Loss per share - basic (DKK) Loss per share - diluted (DKK) -6.33 -6.33 -0.14 -0.14 -6.47 -6.47 Loss per share - basic (DKK) Loss per share - diluted (DKK) -4.94 -4.94 -0.19 -0.19 -5.13 -5.13 Condensed consolidated statements of comprehensive income for the twelve month period ended Condensed consolidated statements of comprehensive income for the twelve month period ended December 31, 2016 As originally reported, December 31, 2015 Amount as adjusted, December 31, 2015 As originally reported, December 31, 2016 Amount as adjusted, December 31, 2016 Restate-ment Restate-ment DKK thousand Tickmark DKK thousand Tickmark Net loss for the period Other comprehensive income (loss) -113,957 -4,415 -118,372 Net loss for the period Other comprehensive income (loss) -153,910 -3,386 -157,296 0 0 0 0 0 0 Net loss for the period -113,957 -4,415 -118,372 Net loss for the period -153,910 -3,386 -157,296 Zealand Pharma  Annual Report 2017 60

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 61 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Condensed consolidated statement of financial position as of December 31, 2017 Condensed consolidated statement of financial position as of December 31, 2017 (continued) As originally reported, December 31, 2017 Amount as adjusted, December 31, 2017 As originally reported, December 31, 2017 Amount as adjusted, December 31, 2017 Restate-ment Restate-ment DKK thousand Tickmark DKK thousand Tickmark ASSETS EQUITY AND LIABILITIES Non-current assets Plant and machinery Other fixtures and fittings, tools and equipment Leasehold improvements Deposits Restricted cash Other investments Share capital Share premium Retained loss 30,751 1,959,199 -1,461,482 30,751 1,959,199 -1,475,281 14,855 14,855 -13,799 D 953 304 2,729 5,892 9,312 953 304 2,729 5,892 9,312 Equity 528,468 -13,799 514,669 Royalty bond 132,986 132,986 Non-current liabilities 132,986 0 132,986 Total non-current assets 34,045 0 34,045 Trade payables Royalty bond Other liabilities 29,428 2,748 43,608 29,428 2,748 41,454 Current assets Trade receivables Prepaid expenses Income tax receivable Other receivables Securities Cash and cash equivalents -2,154 C 21,632 7,253 5,500 4,979 75,111 588,718 -15,953 C 5,679 7,253 5,500 4,979 75,111 588,718 Current liabilities 75,784 -2,154 73,630 Total liabilities 208,770 -2,154 206,616 Total equity and liabilities 737,238 -15,953 721,285 Total current assets 703,193 -15,953 687,240 Total assets 737,238 -15,953 721,285 Zealand Pharma  Annual Report 2017 61

6A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Condensed consolidated statement of financial position as of December 31, 2016 Condensed consolidated statement of financial position as of December 31, 2016 (continued) As originally reported, December 31, 2016 Amount as adjusted, December 31, 2016 As originally reported, December 31, 2016 Amount as adjusted, December 31, 2016 Restate-ment Restate-ment DKK thousand Tickmark DKK thousand Tickmark ASSETS EQUITY AND LIABILITIES Non-current assets Plant and machinery Other fixtures and fittings, tools and equipment Leasehold improvements Deposits Restricted cash Share capital Share premium Retained loss 26,142 1,441,263 -1,189,211 26,142 1,441,263 -1,200,024 12,081 12,081 -10,813 D 1,154 408 2,690 305,120 1,154 408 2,690 305,120 Equity 278,194 -10,813 267,381 Royalty bond 328,878 328,878 Non-current liabilities 328,878 0 328,878 Total non-current assets 321,453 0 321,453 Trade payables Royalty bond Other liabilities 19,739 3,365 64,450 19,739 3,365 63,753 Current assets Trade receivables Prepaid expenses Income tax receivable Other receivables Restricted cash Cash and cash equivalents 11,510 13,837 5,500 5,379 13,617 323,330 -11,510 C 0 13,837 5,500 5,379 13,617 323,330 -697 C Current liabilities 87,554 -697 86,857 Total liabilities 416,432 -697 415,735 Total equity and liabilities 694,626 -11,510 683,116 Total current assets 373,173 -11,510 361,663 Total assets 694,626 -11,510 683,116 Zealand Pharma  Annual Report 2017 62

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 63 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Condensed consolidated statement of financial position as of December 31, 2015 Condensed consolidated statement of financial position as of December 31, 2015 (continued) As originally reported, December 31, 2015 Amount as adjusted, December 31, 2015 As originally reported, December 31, 2015 Amount as adjusted, December 31, 2015 Restate-ment Restate-ment DKK thousand Tickmark DKK thousand Tickmark ASSETS EQUITY AND LIABILITIES Non-current assets Plant and machinery Other fixtures and fittings, tools and equipment Leasehold improvements Deposits Share capital Share premium Retained loss 24,353 1,263,179 -1,035,301 24,353 1,263,179 -1,042,729 14,672 14,672 -7,428 D 1,153 628 2,666 1,153 628 2,666 Equity 252,231 -7,428 244,803 Royalty bond 312,951 312,951 Total non-current assets 19,119 0 19,119 Non-current liabilities 312,951 0 312,951 Current assets Trade receivables Prepaid expenses Income tax receivable Other receivables Restricted cash Cash and cash equivalents Trade payables Other liabilities 21,676 49,350 21,676 48,191 158,158 2,430 5,875 10,427 21,403 418,796 -8,587 C 149,571 2,430 5,875 10,427 21,403 418,796 -1,159 C Current liabilities 71,026 -1,159 69,867 Total liabilities 383,977 -1,159 382,818 Total equity and liabilities 636,208 -8,587 627,621 Total current assets 617,089 -8,587 608,502 Total assets 636,208 -8,587 627,621 Zealand Pharma  Annual Report 2017 63

6A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 2 – Revenue We pay Alkermes plc 13% of all payments received on lixisenatide while lixisenatide is subject to a commercialization agreement such as the Sanofi License Agreement. We also pay one of the inventors of the Structure Induced Probe (SIP) technology employed in lixisensatide a 0.5% royalty on amounts received in connection with drug candidates that, like lixisenatide, are produced using the SIP technology. Accounting policies Revenue comprises license payments, milestone payments and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Milestone payments are related to the collaborative research agreements with commercial partners when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royal-ty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur. Milestone payments have been recognized as revenue when the relevant milestones are achieved. As of September 2018, all future royalties and all but up to USD 15 million of future milestones relating to the Sanofi License Agreement have been sold to Royalty Pharma. Refer to note 7. Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services. Accounting for the Boehringer Ingelheim License Agreements In 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH (BI) to advance novel GLP-1/glucagon du-al-acting peptide receptor agonists (GGDAs) for the treatment of patients with type 2 diabetes and obesity. Under the terms of the 2011 BI License Agreement, BI paid a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agreement. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. Accounting for the Sanofi License Agreement In 2003, Zealand entered into a license agreement with Sanofi (the Sanofi License Agreement), pursuant to which Zealand granted Sanofi exclusive rights to its patents, know-how and other intellectual property relating to lixisenatide, for all fields. Pursuant to the Sanofi License Agree-ment, which has been amended over the years, Sanofi assumed responsibility for the further development, manufacturing and marketing of lixisenatide, and we cannot research or develop lixisenatide while the Sanofi License Agreement remains in effect. We are eligible to receive license and milestone payments of up to EUR 386 million, of which EUR 365 million was outstanding at December 31, 2018, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high-single-digit to low-double-digit per-centages on BI’s sales of all products stemming from this collaboration. In addition, we retain copromotion rights in Scandinavia. Under the Sanofi License Agreement, we were eligible to receive remaining milestone pay-ments relating to commercialized products of up to USD 100 million, contingent on the achievement of certain sales levels, as well as royalties on global sales of such products. Royal-ties correspond to tiered, low-double-digit percentages of Sanofi’s global net sales of lixisenati-de (branded as Adlyxin® in the U.S. and as Lyxumia® in the EU and in other countries) plus a 10% royalty on global net sales of a combination of lixisenatide and insulin glargine 100 units/ml (Lantus®) marketed under the brand name Soliqua® 100/33 in the U.S. and as Suliqua® in the EU. In 2016, Sanofi challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the U.S. and in certain other countries, and AstraZeneca brought counterclaims in the U.S. proceedings asserting that prod-ucts containing lixisenatide infringe its patents. Sanofi and AstraZeneca subsequently agreed to settle all claims and counterclaims between them in various proceedings relating to lixisenatide. Our financial obligations related to this now-resolved intellectual property dispute could reduce our net revenue from the original commercial milestone payments from Sanofi relating to Soli-qua® 100/33/Suliqua®. The amount and timing of any such reductions are not currently known, but they will not exceed USD 15 million in total. In 2014, Zealand entered into a second global license, research and development collaboration agreement with BI (the 2014 BI License Agreement). This agreement pertained to a collabo-ration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardiometabolic diseases. In 2015, BI selected a novel peptide thera-peutic to be advanced into preclinical development under this agreement. Pursuant to this agreement, we have worked with BI to advance the therapeutic peptides stemming from this research collaboration into preclinical development. BI is responsible for conducting preclinical and clinical development as well as for the commercialization of products stemming from the agreement and funding all activities under the agreement. We are eligible to receive license and milestone payments of up to EUR 295 million for the first compound to be developed and marketed under the collaboration, of which EUR 283 million was outstanding at December 31, 2018. We are also eligible to receive tiered royalties ranging from low-single-digit to low-double-digit percentages on global sales of products arising from Zealand Pharma  Annual Report 2017 64

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 65 Notes Note 2 – Revenue (continued) this collaboration. We retain copromotion rights in Scandinavia and are not eligible for royalty payments in those countries if we exercise such rights. On September 6, 2018, Zealand entered into an agreement under which all rights to sales based royalties and milestone payments under the Sanofi agreement were transferred to Royalty Pharma for a fixed consideration. The gain net of transaction costs and settlement of the liabili-ty to Alkermes plc and another investor is included in other operating income. Refer to note 7. No product candidates outlicensed to BI are currently marketed, and accordingly we have not received any royalty payments to date under our licensing agreements with BI. No transfers of licenses occurred in 2017 or 2016. Milestone payments are recognized as revenue when the relevant milestones are achieved. All Zealand revenue can be attributed to countries other than Denmark. Accounting for other license agreements In 2018, Zealand entered into a Material Transfer agreement with an undisclosed counterpart. A milestone payment was recognized as revenue, when the relevant milestone was achieved. Such Material Transfer agreement related to the delivery of an existing material to the undis-closed third party. No remaining performance obligations exist related to such agreement. Revenue from Sanofi1 In 2018, we recognized DKK 24.9 million as royalty income, reflecting sales of Lyxumia® of EUR 9.5 million and sales of Soliqua® 100/33 of EUR 23.8 million. No milestone revenue was received. In 2012, Zealand entered into an agreement with Protagonist Therapeutics, Inc., but this re-search collaboration was terminated in 2014. In line with the terms of the terminated agree-ment, Zealand is entitled to receive up to USD 15 million if certain milestone events occur. In 2017, we recognized DKK 69.6 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of Suliqua® in the EU in January 2017. In addition, in 2017 we recognized DKK 35.3 million as royalty income, reflecting sales of Lyxumia® of EUR 22.4 million and sales of Soliqua® 100/33 of EUR 25.1 million. Milestone payments are recognized as revenue when the relevant milestones are achieved. In 2016, we recognized DKK 208.7 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of lixisenatide as Adlyxin® Recognized revenue can be specified as follows for all agreements: in July 2016 amounting to DKK 33.5 million, and in connection with the approval of Soliqua ® Restated 2017 Restated 2016 100/33 in November 2016 amounting to DKK 175.2 million, both in the U.S. In addition, in 2016 we recognized DKK 20.4 million as royalty income, reflecting sales of Lyxumia® of EUR 27.4 million. DKK thousand 2018 Revenue from Boehringer Ingelheim No revenue was recognized from BI in 2018, as no milestone event was reached. In 2017, we recognized DKK 29.8 million in revenue from milestone payments from BI related to the initiation of the Phase 1 trial for the long-acting amylin analog. No revenue was recognized from BI in 2016, as no milestone event was reached. Revenue from Helsinn No revenue was recognized from Helsinn in 2018 and 2017. In 2016, we recognized DKK 0.1 million in revenue from Helsinn, representing contractual payments rather than milestone payments. 1 See Note 1 to the consolidated financial statements. Zealand Pharma  Annual Report 2017 65 Sanofi-Aventis Deutschland GmbH Boehringer Ingelheim International GmbH Helsinn Healthcare S.A. Undisclosed counterpart Protagonist Therapeutics, Inc. 0 0 0 9,845 3,274 69,603208,692 29,7500 0 112 0 0 1,6621,636 Total license and milestone revenue 13,119 101,015 210,440 Sanofi-Aventis Deutschland GmbH 24,858 35,30720,424 Total royalty revenue 24,858 35,307 20,424 Total revenue 37,977 136,322 230,864 Royalty revenue can be specified as follows: Soliqua® Lyxumia® 17,786 7,072 18,6550 16,65220,424 Total royalty revenue 24,858 35,307 20,424

6A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 2 – Revenue (continued) Note 3 – Royalty expenses Revenue from other agreements In 2018, we recognized DKK 9.8 million in revenue from a milestone payment from an undis-closed counterpart relating to a Material Transfer Agreement. No revenue was recognized in 2017 or 2016. Accounting policies Royalty expenses comprise contractual amounts payable to third parties that are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements. In 2018, we recognized DKK 3.3 million in revenue from a milestone payment from the Protag-onist Therapeutics agreement in connection with the start of Phase 2 with the novel hepcidin mimetic PTG-300. We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc (Elan) and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay roy-alties to Elan – now Alkermes plc, as successor in interest to a termination agreement between us and the Elan entities – including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement. In 2017, we recognized DKK 1.7 million in revenue from a milestone payment from the Protag-onist Therapeutics agreement in connection with the start of Phase 1 with the novel hepcidin mimetic PTG-300. In addition, we have agreed to pay a royalty of 0.5% of the total amounts we receive in connec-tion with our SIP-modified peptides, including lixisenatide, to one of the inventors of our SIP technology, who is one of our employees. The royalty to be paid to this inventor is calculated on the basis of all the amounts we receive, including license payments, milestone payments and sales. In 2016, we recognized DKK 1.6 million in revenue from a milestone payment from the Protag-onist Therapeutics agreement in connection with its selection of a development candidate. In 2018 and 2017, the royalty expenses related to royalties from sales of Lyxumia® and Soliqua® 100/33 and milestone payments received from Sanofi. In 2016, the royalty expenses related to royalties from sales of Lyxumia® and milestone payments received from Sanofi. As further discussed in note 7, the arrangement was settled in 2018 as part of transferring the right to future royalty and milestone payments under the Sanofi agreement. Note 4 – Research, development and administrative expenses Accounting policies Research and development expenses Research expenses comprise salaries, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group’s research activities. Research expenses are recognized in the income statement as incurred. Development expenses comprise salaries, contributions to pension schemes and other expenses, including depreciation and amortization, directly attributable to the Group’s development activities. Development expenses are recognized in the income statement as incurred. Zealand Pharma  Annual Report 2017 66

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 67 Notes Note 4 – Research, development and administrative expenses (continued) Note 5 – Fees to auditors appointed at the Annual General Meeting No indirect costs that are not directly attributable to research and development activities are includ-ed in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or administrative expenses based on the number of employees in each department, determined according to the respective employees’ associated undertakings. DKK thousand 2018 2017 2016 Accounting estimates and assessments related to research and development expenses A development project involves a single product candidate undergoing a large number of tests to demonstrate its safety profile and its effect on human beings, prior to obtaining the nec-essary final approval for the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period for biological products, Management has concluded that whether the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time, and all research and develop-ment expenses are therefore recognized in the income statement when incurred. The fee for audit-related services and other assurance engagements, tax advice and other services provided to the Group by Deloitte Statsautoriseret Revisionspartnerselskab amounts to DKK 0.8 million and consists of review of tax returns, work in relation to existing internal control processes at the Company, and other general financial reporting matters. Note 6 – Information on staff and remuneration DKK thousand 2018 2017 2016 Capitalization of development costs assumes that, in the Group’s opinion, the development of the technology or the product has been completed, all necessary public registrations and marketing approvals have been received, and expenses can be reliably measured. Furthermore, it must be established that the technology or the product can be commercialized and that the future income from the product can cover not only the production, selling and administra-tive expenses but also development expenses. Zealand has not capitalized any development expenses in 2018, 2017 or 2016. Administrative expenses Administrative expenses include expenses for administrative personnel, expenses related to com-pany premises, operating leases, investor relations, etc. Overhead expenses have been allocated to research and development or administrative expenses according to the number of employees in each department, based on the respective employees’ associated undertakings. Zealand Pharma  Annual Report 2017 67 Total staff salaries can be specified as follows: Salaries Pension schemes (defined contribution plans) Other payroll and staff-related costs 141,661 11,065 27,252 112,614104,614 9,1358,239 30,29132,838 Total 179,978 152,040 145,691 The amount is charged as: Research and development expenses Administrative expenses 153,521 26,457 119,474109,509 32,56636,182 Total 179,978 152,040 145,691 Average number of employees 146 128 124 Audit Audit-related services and other assurance engagements Tax advice Other 1,661 718 106 0 1,1991,937 2,4184,107 11443 196232 Total fees 2,485 3,927 6,319

6A8boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 6 – Information on staff and remuneration (continued) Base board fee 2018 Committee Fees 2018 Total fees 2018 Base board fee 2017 Committee Fees 2017 Total fees 2017 Base board fee 2016 Committee Fees 2016 Total fees 2016 Remuneration DKK thousand 1 In addition to the base board fee, Martin Nicklasson received an observation fee for his period as Observer to the Board before being appointed at the Annual General Meeting in 2015. This fee amounted to DKK 150,000, and was paid in 2016. 2 Employee-elected board members; the table only includes remuneration for board work. 3 This board member resigned from the Board in 2018. 4 This board member resigned from the Board in 2017.  These board members resigned from the Board in 2016. Zealand Pharma  Annual Report 2017 68 Remuneration to the Board of Directors Martin Nicklasson1 Rosemary Crane Catherine Moukheibir Alain Munoz Michael Owen Kirsten Drejer Jens Peter Stenvang2 Hanne Heidenheim Bak2 Helle Haxgart2, 3 Rasmus Just2, 4 Peter Benson5 Christian Thorkildsen2, 5 Helle Størum2, 5 650100750 33350383 300150450 30050350 30050350 2000200 3000300 3000300 1000100 000 000 000 000 550100650550200750 3505040035050400 250150400250150400 250332832500250 250503002500250 000000 25002502500250 19801981670167 21021000 22902291670167 0001040104 00083083 00083083 Total 2,783 400 3,183 2,348 383 2,731 2,504 400 2,904

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 69 Notes Note 6 – Information on staff and remuneration (continued) Warrant Severance compensation Pension contribution Other benefits DKK thousand Base salary Bonus payment expenses Total 2018 Remuneration to the Executive Management Britt Meelby Jensen Mats Blom 4,189 2,621 2,513 1,031 419 262 320 273 0 0 0 2,219 7,441 6,406 Total 6,810 3,544 681 593 0 2,219 13,847 Other Corporate Management1 6,689 2,653 604 1,035 0 5,804 16,785 Total 6,689 2,653 604 1,035 0 5,804 16,785 Total 13,499 6,197 1,285 1,628 0 8,023 30,632 2017 Remuneration to the Executive Management Britt Meelby Jensen Mats Blom 3,915 2,496 2,482 999 392 250 231 271 0 0 4,058 2,389 11,078 6,405 Total 6,411 3,481 642 502 0 6,447 17,483 Other Corporate Management1 4,416 1,787 442 388 0 4,779 11,812 Total 4,416 1,787 442 388 0 4,779 11,812 Total 10,827 5,268 1,084 890 0 11,226 29,295 2016 Remuneration to the Executive Management Britt Meelby Jensen Mats Blom 3,795 2,448 683 526 380 245 231 268 0 0 4,442 1,111 9,531 4,598 Total 6,243 1,209 625 499 0 5,553 14,129 Other Corporate Management1 6,422 833 642 1,324 1,782 7,322 18,325 Total 6,422 833 642 1,324 1,782 7,322 18,325 Total 12,665 2,042 1,267 1,823 1,782 12,875 32,454 1 Other Corporate Management in 2018 and 2017 comprised two members. Other Corporate Management in 2016 comprised four members, including two members who resigned during the year. Zealand Pharma  Annual Report 2017 69

7A0boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 6 – Information on staff and remuneration (continued) Employee incentive programs Accounting policies The offsetting entry to this is recognized under equity. an estimate is made of the number of warrants expected to vest. Subsequently, an adjustment is made for changes in the estimate of the number of warrants which will vest, so the total expense is equal to fair value of the actual number of warrants which vest. The fair value of warrants granted is estimated using the Black– Scholes pricing model. The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value is determined at the grant date and is recognized in the income statement as employee benefit expense over the period in which the warrants vest. The 2010 employee incentive program Program of 2010 10/Feb/11 Program of 2010 17/Nov/11 Program of 2010 10/Feb/12 Program of 2010 19/Nov/12 Program of 2010 08/Feb/13 Program of 2010 01/Apr/14 Program of 2010 25/Mar/15 Program of 2010 05/May/15 Total Number of warrants Outstanding at January 1, 2018 Granted during the year Forfeited during the year Exercised during the year Expired during the year 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 183,425 0 0 0 -183,425 100,000 0 0 -28,000 0 100,000 0 0 0 0 46,359 0 0 0 0 429,784 0 0 -28,000 -183,425 Outstanding at December 31, 2018 0 0 0 0 0 72,000 100,000 46,359 218,359 Specified as follows: Executive Management Other employees 0 0 0 0 0 0 0 0 0 0 0 72,000 0 100,000 0 46,359 0 218,359 Total 0 0 0 0 0 72,000 100,000 46,359 218,359 Number of warrants Outstanding at January 1, 2017 Granted during the year Forfeited during the year Exercised during the year Expired during the year 0 0 0 0 0 0 0 0 0 0 6,250 0 0 0 -6,250 214,883 0 0 0 -214,883 261,137 0 0 -77,712 0 100,000 0 0 0 0 100,000 0 0 0 0 46,359 0 0 0 0 728,629 0 0 -77,712 -221,133 Outstanding at December 31, 2017 0 0 0 0 183,425 100,000 100,000 46,359 429,784 Specified as follows: Executive Management Other employees 0 0 0 0 0 0 0 0 0 183,425 0 100,000 0 100,000 0 46,359 0 429,784 Total 0 0 0 0 183,425 100,000 100,000 46,359 429,784 Zealand Pharma  Annual Report 2017 70

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 71 Notes Note 6 – Information on staff and remuneration (continued) The 2010 employee incentive program (continued) Program of 2010 10/Feb/11 Program of 2010 17/Nov/11 Program of 2010 10/Feb/12 Program of 2010 19/Nov/12 Program of 2010 08/Feb/13 Program of 2010 01/Apr/14 Program of 2010 25/Mar/15 Program of 2010 05/May/15 Total Number of warrants Outstanding at January 1, 2016 Granted during the year Forfeited during the year Exercised during the year Expired during the year 11,600 0 0 0 -11,600 105,259 0 0 -105,259 0 151,741 0 0 -145,491 0 214,883 0 0 0 0 326,012 0 -1,250 -63,625 0 100,000 0 0 0 0 100,000 0 0 0 0 46,359 0 0 0 0 1,055,854 0 -1,250 -314,375 -11,600 Outstanding at December 31, 2016 0 0 6,250 214,883 261,137 100,000 100,000 46,359 728,629 Specified as follows: Executive Management Other employees 0 0 0 0 0 6,250 31,019 183,864 0 261,137 0 100,000 0 100,000 0 46,359 31,019 697,610 Total 0 0 6,250 214,883 261,137 100,000 100,000 46,359 728,629 Exercise period From Until 10/Feb/14 10/Feb/16 17/Nov/14 17/Nov/16 10/Feb/15 10/Feb/17 19/Nov/15 19/Nov/17 10/Feb/16 10/Feb/18 01/Apr/17 01/Apr/19 25/Mar/18 25/Mar/20 05/May/18 05/May/20 Black–Scholes parameters Term (months) Share price Exercise price (DKK) Volatility* Risk-free interest rate Cost price Dividend 60 70.0 77.0 33.0% 3.09% 21.36 not expected 60 45.7 50.27 34.0% 1.02% 12.90 not expected 60 70.0 77.0 44.0% 0.37% 24.74 not expected 60 86.0 113.3 56.0% 0.86% 23.76 not expected 60 79.05 87.45 39.3% 0.66% 25.38 not expected 60 69.0 75.9 37.5% 0.71% 21.05 not expected 60 115.5 127.05 41.9% -0.21% 37.78 not expected 60 92.0 101.2 43.7% -0.10% 31.63 not expected * The volatility rate used is based on the actual volatility of the Zealand share price. Zealand Pharma  Annual Report 2017 71

7A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 6 – Information on staff and remuneration (continued) The 2015 employee incentive program Program of 2015 05/may/15 Program of 2015 05/may/15 Program of 2015 05/Apr/16 Program of 2015 05/Apr/16 Program of 2015 15/Jul/16 Program of 2015 06/Apr/17 Program of 2015 06/Apr/17 Program of 2015 25/Aug/17 Program of 2015 25/Aug/17 Program of 2015 22/May/18 Program of 2015 15/Oct/18 Total Number of warrants Outstanding at January 1, 2018 Granted during the year Forfeited during the year Exercised during the year Expired during the year 100,000 0 -100,000 0 0 349,750 0 0 -7,500 0 328,750 0 -7,000 0 0 85,434 0 -85,434 0 0 40,000 0 0 0 0 405,500 0 -24,500 0 0 93,392 0 -93,392 0 0 14,566 0 -14,566 0 0 6,608 0 -6,608 0 0 0 615,500 -105,500 0 0 0 40,000 0 0 0 1,424,000 655,500 -437,000 -7,500 0 Outstanding at December 31, 2018 0 342,250 321,750 0 40,000 381,000 0 0 0 510,000 40,000 1,635,000 Specified as follows: Executive Management Other employees 0 0 75,000 267,250 25,000 296,750 0 0 0 40,000 57,000 324,000 0 0 0 0 0 0 60,000 450,000 0 40,000 217,000 1,418,000 Total 0 342,250 321,750 0 40,000 381,000 0 0 0 510,000 40,000 1,635,000 Number of warrants Outstanding at January 1, 2017 Granted during the year Forfeited during the year Exercised during the year Expired during the year 100,000 0 0 0 0 357,250 0 -7,500 0 0 345,000 0 -16,250 0 0 100,000 0 -14,566 0 0 40,000 0 0 0 0 0 424,000 -18,500 0 0 0 93,392 0 0 0 0 14,566 0 0 0 0 6,608 0 0 0 0 0 0 0 0 0 0 0 0 0 942,250 538,566 -56,816 0 0 Outstanding at December 31, 2017 100,000 349,750 328,750 85,434 40,000 405,500 93,392 14,566 6,608 0 0 1,424,000 Specified as follows: Executive Management Other employees 100,000 0 75,000 274,750 25,000 303,750 85,434 0 0 40,000 57,000 348,500 93,392 0 14,566 0 6,608 0 0 0 0 0 457,000 967,000 Total 100,000 349,750 328,750 85,434 40,000 405,500 93,392 14,566 6,608 0 0 1,424,000 Zealand Pharma  Annual Report 2017 72

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 73 Notes Note 6 – Information on staff and remuneration (continued) The 2015 employee incentive program Program of 2015 05/may/15 Program of 2015 05/may/15 Program of 2015 05/Apr/16 Program of 2015 05/Apr/16 Program of 2015 15/Jul/16 Program of 2015 06/Apr/17 Program of 2015 06/Apr/17 Program of 2015 25/Aug/17 Program of 2015 25/Aug/17 Program of 2015 22/May/18 Program of 2015 15/Oct/18 Total Number of warrants Outstanding at January 1, 2016 Granted during the year Forfeited during the year Exercised during the year Expired during the year 100,000 0 0 0 0 363,250 0 -6,000 0 0 0 347,250 -2,250 0 0 0 100,000 0 0 0 0 40,000 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 463,250 487,250 -8,250 0 0 Outstanding at December 31, 2016 100,000 357,250 345,000 100,000 40,000 0 0 0 0 0 0 942,250 Specified as follows: Executive Management Other employees 100,000 0 75,000 282,250 25,000 320,000 100,000 0 0 40,000 0 0 0 0 0 0 0 0 0 0 0 0 300,000 642,250 Total 100,000 357,250 345,000 100,000 40,000 0 0 0 0 0 0 942,250 Exercise period From Until 05/May/16 05/May/20 05/May/18 05/May/20 05/Apr/19 05/Apr/21 05/Apr/17 05/Apr/21 15/Jul/19 15/Jul/21 06/Apr/20 06/Apr/22 06/Apr/18 06/Apr/22 25/Aug/17 25/Aug/22 06/Apr/18 06/Apr/22 22/May/21 22/May/23 15/Oct/21 15/Oct/23 Black–Scholes parameters Term (months) Share price (DKK) Exercise price (DKK) Volatility* Risk-free interest rate Cost price (DKK) Dividend 60 92.0 101.2 43.7% -0.10% 31.63 not expected 60 92.0 101.2 43.7% -0.10% 31.63 not expected 60 129.5 142.45 43.5% -0.04% 44.42 not expected 60 129.5 142.45 43.5% -0.04% 44.42 not expected 60 126.0 138.6 45.0% -0.33% 44.23 not expected 60 123.0 135.3 43.6% -0.24% 41.92 not expected 60 123.0 135.3 43.6% -0.24% 41.92 not expected 60 118.5 142.45 43.0% -0.16% 36.74 not expected 60 118.5 135.3 43.0% -0.16% 38.58 not expected 60 100.8 100.8 42.6% 0.05% 36.98 not expected 60 90.0 90.0 42.5% -0.03% 32.83 not expected * For warrants granted in 2015 and earlier, the volatility rate used is based on the actual volatility of the Zealand share price. For warrants granted after January 1, 2016, the volatility rate used is based on the 5-year historical volatility of the Zealand share price. The average traded share price on the exercise date(s) of the 2010 warrant programme was 120.9 and the average traded share price on the exercise date(s) of the 2015 warrant programme was 87.4. Zealand Pharma  Annual Report 2017 73

7A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 6 – Information on staff and remuneration (continued) Employee warrant programs In order to motivate and retain key employees and encourage the achievement of common goals for employees, Management and shareholders, the Company has established an incentive plan based on warrant programs. Incentive programs were offered in 2005, 2007 and in the periods 2009-2018. 2015 employee incentive program This program was established in 2015 for Zealand’s Executive Management and employees. The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until April 20, 2020, of which 602,434 have not yet been granted. As of December 31, 2018, 2,147,566 warrants have been granted, 7,500 warrants have been exercised, and 505,066 warrants have forfeited. This means that the remaining amount of warrants that can be granted is 1,107,500. As of December 31, 2018, 1,635,000 warrants can be exercised. The total proceeds amount to DKK 0.8 million. The warrants are granted in accordance with the authorizations given to the Board of Directors by the shareholders. The Board of Directors has fixed the terms of and size of the grants, taking into account authorizations from the shareholders, the Group’s guidelines for incentive pay, an assessment of expectations of the recipient’s work efforts and contribution to the Group’s growth, as well as the need to motivate and retain the recipient. Grant takes place on the date of establishment of the program. Exercise of warrants is by default subject to continuing employ-ment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients covered by the Act. Effect on income statement In 2018, the fair value of warrants recognized in the income statement amounted to DKK 17.4 million (2017: DKK 20.2 million and 2016: DKK 22.7 million), of which DKK 2.2 million (2017: DKK 6.4 million and 2016: DKK 5.6 million) related to Executive Management. Costs for the warrant programs have been adjusted at the end of the year by DKK 0,0 million (2017: DKK 0.7 million and 2016: DKK 2.4 million) due to the actual attrition rate and an adjustment to the warrant programs granted in 2015 to reflect the estimated attrition rate split between Exec-utive Management and employees. Warrants granted to the CEO, Britt Meelby Jensen in May 2018, have been reversed by DKK 3.7 million, as a consequense of Britt Meelby Jensen's resignation. The exercise price is determined by the closing price of Zealand’s shares on Nasdaq Copenhagen on the day prior to the grant date. For warrants granted before April 19, 2018, the exercise price is determined by the closing price of Zealand’s shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%. Warrants expire automatically after five years. Warrants are considered vested at the grant date, when there is no vesting period explicit in the warrant agreement, and may be exercised after three years. Warrants granted on October 15, 2018 are vested over 36 months with 1/36 of the warrants vesting per month from the date of grant, and can be exercised after three years. DKK thousand 2018 2017 2016 Warrants may be exercised four times a year during a four-week period starting from the date of the publication of Zealand’s Annual Report or interim reports. 2010 employee incentive program This program was established in 2010 for Zealand’s Board of Directors, Executive Management, employees and consultants. Note 7 – Other operating income Accounting policies Other operating income comprises gains from sale of intangible assets, research funding from business partners and government grants. A gain from disposal of intangible assets is recog-nized when control over the asset is transferred to the buyer. The gain is determined as the disposal proceeds less the carrying amount, if any, and disposal costs. The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until No-vember 2, 2015. The program has expired and a total of 2,355,495 warrants have been granted. As of December 31, 2018, 1,579,809 warrants have been exercised, 422,327 warrants have expired without being exercised, and 135,000 warrants have forfeited. The total proceeds amount to DKK 127.4 million (2017: DKK 125.3 million and 2016: DKK 116.3 million). As of December 31, 2018, 218,359 warrants can still be exercised. Research funding is recognized in the period when the research activities have been per-formed, and government grants are recognized periodically when the work supported by the grant has been reported. Zealand Pharma  Annual Report 2017 74 The amount is charged as: Research and development expenses Administrative expenses 13,838 3,631 12,19014,290 7,9668,437 Total 17,469 20,156 22,727

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 75 Notes Note 7 – Other operating income (continued) Note 8 – Financial income Accounting policies Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds. Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments and fair value adjustments of securities. Interest income is recognized in the income statement in accordance with the effective interest rate method. DKK thousand 2018 2017 2016 DKK thousand 2018 2017 2016 Zealand has on September 6, 2018 entered into an agreement to sell future royalties and USD 85.0 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/ Adlyxin® to Royalty Pharma. Under the agreement, all rights and obligations under the Sanofi Licensing agreement apart from a potential payment from Sanofi of up to USD 15.0 million, expected in 2020 (see note 22) have been transferred to the buyer. Zealand has received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. Royalty expenses to third parties amounts to 13.5% or DKK 176.9 million and fees to advisors amounts to DKK 34.5 million. Zealand has also redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million), after which Zealand is debt free. The Sanofi license agreement was classified as an intangible asset upon adoption of IFRS 15 (see note 1), and the agreement with Royalty Pharma is treated as a sale of this license. The payment to the third parties is con-sidered additional cost price for a license forming part of the rights under the Sanofi agreement and therefore forming part of the gain. Note 9 – Financial expenses Accounting policies Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments and fair value adjustments. In addition, expenses related to the royalty bond are amortized over the expected duration of the bond and recognized as financial expenses. The royalty bond is described further in note 20. Interest expense is recognized in the income statement in accordance with the effective inter-est rate method. DKK thousand 2018 2017 2016 As part of the license agreements with BI, BI is responsible for conducting preclinical and clin-ical development, as well as for commercializing the products stemming from the agreement and funding all activities under the agreement. In the first quarter of 2016 Zealand was entitled to research funding from BI amounting to DKK 0.9 million. The funding related to the 2014 BI License Agreement and ended in March 2016. In addition, Zealand received government grants in 2018, 2017 and 2016. Zealand Pharma  Annual Report 2017 75 Interest expenses from financial liabilities measured at amortized costs Amortization of financing costs Fair value adjustments of securities Loss on sale of securities Other financial expenses Exchange rate adjustments 15,080 18,347 1,389 881 1,625 0 18,91332,157 5,7488,369 0 0 0 0 949 255 7,8993,575 Total financial expenses 37,322 33,509 44,356 Interest income from financial assets measured at amortized costs Fair value adjustments of securities Exchange rate adjustments Dividend, securities 4,263 0 4,705 1,020 2,048592 74 0 0 0 0 0 Total financial income 9,988 2,122 592 Gross proceeds from sale of future royalties and milestones Royalty expenses regarding the above sale of future royalties and milestones Fee, advisors regarding the above sale of future royalties and milestones Research funding Government grants 1,310,237 -176,882 -34,459 0 630 0 0 0 0 0 0 40 920 567 777 Total other operating income 1,099,526 607 1,697

7A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Note 10 – Income tax benefit Accounting policies Income tax on results for the year, which comprises current tax and changes in deferred tax, is recognized in the income statement, whereas the portion attributable to entries in equity is recognized directly in equity. The tax assets are currently not deemed to meet the criteria for recognition, as Management has determined that it was not probable that future taxable profit would be available against which the deferred tax assets could be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years’ taxable income and taxes paid on account/prepaid. Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recog-nition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date. Income tax receivables are recognized in accordance with the Danish tax credit scheme (Skattekreditordningen). Companies covered by the tax credit scheme may obtain payment of the tax base of losses originating from research and development expenses of up to DKK 25 million. Restated 2017 Restated 2016 Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differ-ence and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interest are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to be reversed in the foreseeable future. DKK thousand 2018 The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. This judgment is made on an ongoing basis and is based on recent historical losses carrying more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertain-ties. With exception of the one-off gain driven by the sale of Sanofi royalties and milestones in 2018, Zealand has so far reported significant losses and, consequently, has unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2018 or 2017. Zealand Pharma  Annual Report 2017 76 Net result for the year before tax Tax rate Expected tax expenses/(benefit) Difference in tax rate in subsidiary Adjustment for nondeductible expenses Adjustment for exercised warrants Adjustment for R&D super deduction Tax effect on exercise of warrants Tax effect on expired warrants Change in tax assets (not recognized) 625,056 22.0% 137,512 9 56 2,228 -1,427 -8 -151 -94,445 -280,758 -162,796 22.0%22.0% -61,767 -35,815 0 0 62 100 1,73236 0 0 -688 -2,864 4,4070 50,75433,043 Total income tax expense/benefit 43,774 -5,500 -5,500

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 77 Notes Note 10 – Income tax benefit (continued) Note 11 – Basic and diluted earnings per share DKK thousand 2018 2017 2016 Accounting policies Basic result per share Basic result per share is calculated as the net result for the period that is allocated to the parent company’s ordinary shares, divided by the weighted average number of ordinary shares out-standing. Diluted result per share Diluted result per share is calculated as the net result for the period that is allocated to the parent company’s ordinary shares, divided by the weighted average number of ordinary shares outstanding and adjusted by the dilutive effect of potential ordinary shares. The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share are as follows: Restated 2017 Restated 2016 As a consequence of tax losses from previous years, no deferred net tax assets have been recognized. Deferred tax reductions (tax assets) have not been recognized in the consolidated statement of financial position due to uncertainty as to when and whether they can be utilized. 2018 DKK thousand Under Danish tax legislation, Zealand was eligible to receive DKK 5.5 million in 2017 and 2016 in cash relating to the surrendered tax loss of DKK 156.5 million for 2017 and DKK 81.5 million for 2016 based on qualifying research and development expenses. These tax receipts comprise the entire current tax benefit in 2017 and 2016 respectively. As a consequence of the sale of future royalties and milestones in 2018, Zealand is no longer eligible to receive up to DKK 5.5 million in income tax benefit for 2018. The sale of future royal-ties and milestones in 2018 are considered to be a one-off transaction. As a result of the taxable income for the year, Zealand recognized an income tax expense of DKK 43.7 million, after utilization of a portion of the unrecognized deferred tax asset. The following potential ordinary shares are dilutive at December 31, 2018 (anti-dilutive at De-cember 31, 2017 and December 31, 2016) and are therefore included in the weighted average number of ordinary shares for the purpose of diluted earnings per share: Zealand Pharma  Annual Report 2017 77 Net result for the year Net result used in the calculation of basic and diluted earnings per share Weighted average number of ordinary shares Weighted average number of treasury shares 581,282 581,282 30,754,948 -64,223 -275,258 -157,296 -275,258 -157,296 27,918,271 24,873,940 -64,223 -564,223 Weighted average number of ordinary shares used in the calculation of basic earnings per share 30,690,725 27,854,048 24,309,717 Weighted average number of ordinary shares used in the calculation of diluted earnings per share 30,696,404 27,854,048 24,309,717 Basic earnings/loss per share (DKK) 18.94 -9.88 -6.47 Diluted earnings/loss per share (DKK) 18.94 -9.88 -6.47 Breakdown of unrecognized deferred tax assets: Tax losses carried forward (available indefinitely) Research and development expenses Rights Non-current assets Other 580,932 136,755 35,849 50,308 79,986 873,515722,186 210,148145,822 43,01943,019 67,59062,953 104,377102,074 Total temporary differences 883,830 1,298,649 1,076,054 Tax rate Calculated potential deferred tax asset at local tax rate Write-down of deferred tax asset 22% 194,443 -194,443 22%22% 285,703236,732 -285,703 -236,732 Recognized deferred tax asset 0 0 0

7A8boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 11 – Basic and diluted earnings per share (continued) Potential ordinary shares are included at December 31, 2018 due to dilutive effect (excluded Note 12 – Property, plant and equipment recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). If it is not possible to estimate the recoverable amount of an individual asset, the Compa-ny estimates the recoverable amount of the cash-generating unit to which the asset belongs. If a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. at December 31, 2017 and 2016) related to: 2018 2017 2016 The recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Impairments are recognized in a separate line in the income statement. No impairments have been recognized for 2018, 2017 or 2016. Note 12 – Property, plant and equipment Plant and Other fixtures Leasehold DKK thousand machinery and fittings improvements Accounting policies Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improve-ments are measured at cost less accumulated depreciation. Cost at January 1, 2018 Additions Retirements 53,629 2,748 -832 4,382 1,290 -542 10,800 0 0 Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset. Cost at December 31, 2018 55,545 5,130 10,800 Depreciation at January 1, 2018 Depreciation for the year Retirements 38,774 3,941 -820 3,429 449 -542 10,496 118 0 The basis for depreciation is cost less estimated residual value at the end of the useful life. As-sets are depreciated using the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows: Depreciation at December 31, 2018 41,895 3,336 10,614 Carrying amount at December 31, 2018 13,650 1,794 186 • • • Leasehold improvements 5 years Plant and machinery 5 years Other fixtures and fittings, tools and equipment 3-5 years Depreciation for the financial year has been charged as: Research and development expenses Administrative expenses 3,941 0 382 67 100 18 Gains and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the costs of disposal and the carrying amount of the asset at the time of the disposal. Gains and losses are recognized in the income statement under Research and development expenses and Administrative expenses. Total 3,941 449 118 At the end of each reporting period, the Company reviews the carrying amount of property, plant and equipment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the Zealand Pharma  Annual Report 2017 78 Outstanding warrants under the 2010 employee incentive program Outstanding warrants under the 2015 employee incentive program 218,359 1,635,000 429,784728,629 1,424,000942,250 Total outstanding warrants 1,853,359 1,853,784 1,670,879 - out of which these warrants are dilutive - out of which these warrants are anti-dilutive 72,000 1,781,359 0 0 1,853,784 1,670,879

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 79 Notes Note 12 – Property, plant and equipment (continued) Note 14 – Trade receivables Plant and Other fixtures Leasehold Accounting policies Trade receivables are recognized and derecognized on a settlement date basis. They are measured at nominal value less expected credit losses based on historical experience. Zealand Pharma applies the simplified approach for determining expected credit losses. DKK thousand machinery and fittings improvements Cost at January 1, 2017 Adjustment to prior year Additions Retirements 47,170 0 6,657 -198 3,612 286 484 0 10,715 0 85 0 Trade receivables are mainly related to milestone and royalty payments from our collaboration agreements, and are due in 30-60 days. Cost at December 31, 2017 53,629 4,382 10,800 There are no overdue receivables and the write down for expected credit losses is not material. Depreciation at January 1, 2017 Adjustment to prior year Depreciation for the year Retirements 35,089 0 3,883 -198 2,458 286 685 0 10,307 0 189 0 At December 31, 2018, Zealand had trade receivables related to the milestone from Protago-nist. At December 31, 2017, trade receivables related to accrued royalty income on sales of Lyxumia® and Soliqua®. Depreciation at December 31, 2017 38,774 3,429 10,496 Carrying amount at December 31, 2017 14,855 953 304 Depreciation for the financial year has been charged as: Research and development expenses Administrative expenses Note 15 – Prepaid expenses 3,883 0 569 116 157 32 Accounting policies Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Prepayments are measured at cost and are tested for impairment at the balance sheet date. Total 3,883 685 189 Note 13 – Other investments Accounting policies Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items. The Group’s other investments consist of a USD 5.0 million (2017: USD 1.5 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. The investment in Beta Bionics, Inc. is recorded at fair value through profit and loss. This investment represents 2.0% (2017: 0.9%) ownership of Beta Bionics, Inc., and is recorded at a fair value of DKK 32.6 million as of December 31, 2018 (DKK 9.3 million as of December 31, 2017). The payment related to this investment has not been made as of December 31, 2018 and is recorded within "other liabilities". Refer to Note 21. Zealand Pharma  Annual Report 2017 79

8A0boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 16 – Other receivables Note 19 – Share capital Accounting policies Other receivables are measured on initial recognition at fair value and subsequently at amor-tized cost, usually equal to the nominal value. Accounting policies Consideration paid and proceeds from selling treasury shares recognized directly in equity within retained earnings. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equal to the orginal cost price of the shares. Dividend payments are recognized as a deduction of equity and a corresponding liability when declared. DKK thousand 2018 2017 Share capital Share capital at January 1, 2018 Capital increase on September 14, 2018 Capital increase on December 14, 2018 30,751,327 7,500 28,000 Share capital at December 31, 2018 30,786,827 Note 17 – Securities Share capital at January 1, 2017 Capital increase on March 23, 2017 Capital increase on April 13, 2017 Capital increase on May 30, 2017 Capital increase on June 15, 2017 Capital increase on August 14, 2017 Capital increase on August 18, 2017 Capital increase on September 1, 2017 Capital increase on September 22, 2017 Capital increase on November 20, 2017 26,142,365 9,500 22,000 5,000 8,537 4,375,000 156,250 1,500 28,675 2,500 Accounting policies The Group’s securities portfolio comprises a bond portfolio. The investment strategy allows for regular sales and Management has determined that the “hold to collect” or “hold to collect and sell” criteria are not met. Consequently, the securities are classified at fair value through profit or loss. See Note 23, Interest rate risk. Note 18 – Cash and cash equivalents Accounting policies Cash is measured on initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value. Share capital at December 31, 2017 30,751,327 DKK thousand 2018 2017 In addition, at December 31, 2017, restricted cash amounted to DKK 5.9 million. See also note 20. Zealand Pharma  Annual Report 2017 80 DKK USD EUR 343,585 96,526 420,524 12,824 252,884 323,010 Total cash and cash equivalents 860,635 588,718 VAT Other 2,980 388 3,378 1,601 Total other receivables 3,368 4,979

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 81 Notes Note 19 – Share capital (continued) Share capital The share capital at December 31, 2018 consisted of 30,786,827 (2017: 30,751,327) ordinary shares issued of DKK 1 each. The parent company has only one class of shares, and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. Share capital at January 1, 2016 Capital increase on March 30, 2016 Capital increase on April 14, 2016 Capital increase on May 26, 2016 Capital increase on June 16, 2016 Capital increase on September 6, 2016 Capital increase on September 23, 2016 Capital increase on September 29, 2016 Capital increase on November 17, 2016 Capital increase on November 25, 2016 Capital increase on December 8, 2016 24,352,769 46,613 50,453 43,071 41,269 7,400 45,457 1,475,221 8,200 57,913 13,999 All shares have been fully paid. On August 9, 2017, American Depositary Shares (ADSs) repre-senting Zealand shares started trading on the Nasdaq Global Select Market in the U.S. under the symbol ZEAL. On August 14, 2017, Zealand registered a capital increase of 4,375,000 new shares and completed its initial public offering on Nasdaq Global Select Market in the U.S. Following full exercise of a 15% overallotment option, a further 156,250 new shares were issued on August 15, 2017. In addition, 500,000 treasury shares were sold. The total gross proceeds of the offering amounted to DKK 567.1 million. Other capital increases in 2018 and 2017 related to exercise of warrant programs. Expenses directly related to capital increases are deducted from equity. In 2018 expenses of DKK 0.1 million related to the exercise of warrant programs. In 2017 expenses related to the initial public offering on August 14 and 15, 2017 amounted to DKK 71.5 million, and DKK 0.1 million related to the exercise of warrant programs. Share capital at December 31, 2016 26,142,365 Share capital at January 1, 2015 Capital increase on March 21, 2015 Capital increase on April 11, 2015 Capital increase on June 2, 2015 Capital increase on June 20, 2015 Capital increase on September 8, 2015 Capital increase on September 26, 2015 Capital increase on November 4, 2015 Capital increase on November 13, 2015 Capital increase on December 4, 2015 23,193,047 120,833 106,220 51,487 46,521 383,190 150,702 60,843 176,456 63,470 At December 31, 2018, there were 64,223 treasury shares (2017: 64,223), equivalent to 0.2% (2017: 0.2%) of the share capital and corresponding to a market value of DKK 5.3 million (2017: DKK 5.5 million). 500,000 treasury shares were sold in 2017 in relation to the initial public offer-ing. The treasury shares were purchased for DKK 1.3 million in 1999-2001 and DKK 0.4 million in 2011, giving a total purchase cost of DKK 1.7 million. Rules on changing the Articles of Association All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the Danish Companies Act (Selskabsloven) or our Articles of Association prescribe other requirements. Share capital at December 31, 2015 24,352,769 There were no changes in share capital in 2014. At December 31, 2018, the total number of authorized ordinary shares was 32,640,186 (2017: 32,840,494). Zealand Pharma  Annual Report 2017 81

8A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 20 – Royalty bond Accounting policies The royalty bond was initially measured at the time of borrowing at fair value less any trans-action costs. In subsequent periods, the royalty bond has been measured at amortized cost corresponding to the capitalized value using the effective interest method. Consequently, the difference between the proceeds of the loan and the amount to be repaid is recognized as a financial expense in the income statement over the term of the loan. The principal of the royalty bond was to be paid from available cash in ZP SPV 1 K/S com-mencing on the third payment date (March 15, 2016). Beginning with the third payment date, the royalty bond indenture states that available royalty revenue in ZP SPV 1 K/S in excess of interest payments is to be used for principal repayments of the royalty bond at each payment date. Upon full repayment of the royalty bond, the bondholders have no rights to future royalty payments. It is possible for ZP SPV 1 K/S to make voluntary repayments from March 2016, sub-ject to various provisions and at various redemption premiums established in the royalty bond indenture. In December 2014, Zealand established four 100%-owned subsidiaries: ZP Holding SPV K/S, ZP General Partner 1 ApS, ZP SPV 1 K/S and ZP General Partner 2 ApS. The purpose of this structure was to make the royalty bond nonrecourse for Zealand and at the same time protect the bond investors from a parent company bankruptcy. On December 11, 2014, ZP SPV 1 K/S issued the royalty bond, which represents senior secured notes issued at par with a USD-de-nominated principal amount of USD 50 million (DKK 299.3 million at issue) and a stated fixed interest rate of 9.375% per annum. The royalty bond falls due on March 15, 2026. In February 2017, USD 8.7 million (DKK 60.7 million) was transferred to the restricted cash account following receipt of the USD 10 million milestone payment from Sanofi related to the approval of Suliqua® in the EU. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, the remaining restricted cash of USD 26.9 million (DKK 184 million) held as collateral for the bond was released to Zealand in exchange for a par-ent company guarantee. The maturity date of the royalty bond was also changed from March 15, 2026 to March 15, 2021. Concurrent with the issue of the royalty bond, Zealand contributed the Sanofi License Agree-ment to ZP Holding SPV K/S, among other things. See Note 2 Revenue, Accounting for the Sanofi License Agreement. Among the rights arising under the License Agreement were the rights to receive patent royal-ties, including relating to Adlyxin®/Lyxumia®, a single remaining milestone payment relating to Adlyxin®/Lyxumia® and three regulatory event milestone payments in 2016 and January 2017 relating to certain other products containing lixisenatide combined with one or more other active pharmaceutical ingredients (“Group 2 Products”). ZP Holding SPV K/S sold and trans-ferred to ZP SPV 1 K/S an interest in such royalties and milestone payments equal to 86.5% of the amount of such royalties payable from and after December 11, 2014, and 86.5% of such milestone payments. As a consequence of the repayment of the royalty bond in March 2017, the carrying amount of the royalty bond was adjusted. This resulted in a loss of DKK 11.2 million, which was recognized in the consolidated income statement for 2017 in net financial items. Furthermore, a fee of DKK 5.2 million was paid due to the repayment and amendment of the financing agreement. DKK 3.5 million of this fee has been capitalized, and DKK 1.7 million was recognized in the consoli-dated income statement for 2017 in financial expenses. As a consequence of deferrals of the expected repayment of the royalty bond at December 31, 2017, the carrying amount of the royalty bond was adjusted again. This had a positive impact on net financial items of DKK 10.8 million, which was recognized in the consolidated income statement for 2017 in financial expenses. Under the License Agreement, royalties are payable by Sanofi in EUR and at a varying percent-age of annual net sales as defined in the License Agreement. In addition, at December 11, 2014, the aggregate remaining regulatory milestone payments (86.5% of which were transferred to ZP SPV 1 K/S) amounted to USD 60 million, plus value added taxes, payable subject to various terms and conditions of the License Agreement. In addition, at December 31, 2017 and 2016, restricted cash held by the Company also related to the Interest Reserve Account, established upon issue of the royalty bond. On September 6, 2018 Zealand entered into an agreement to sell future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Ad-lyxin® to Royalty Pharma. Zealand has received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. Zealand has also redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million), after which Zealand is debt free. Zealand will remain eligible for a payment from Sanofi up to USD 15.0 million, expected in 2020 (see note 22). The source of payment of the principal of and interest on the royalty bond is ZP SPV 1 K/S’ in-terest on Adlyxin®/Lyxumia® royalties. Interest on the senior secured notes is payable biannually on March 15 and September 15 each year. Zealand Pharma  Annual Report 2017 82

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 83 Notes Note 20 – Royalty bond (continued) Note 21 – Other liabilities As of December 31, 2018, total outstanding debt on the royalty bond is DKK 0 million (2017: DKK 153.8 million). In the consolidated statements of financial position, this is therefore pre-sented as DKK 0 million (2017: DKK 135.7 million), net of capitalized financing costs of DKK 0 million (2017: DKK 18.1 million). Accrued interest expenses related to the royalty bond amount to DKK 0 million (2017: DKK 4.3 million) and are recognized in other liabilities. Accounting policies Financial liabilities are recognized initially at fair value less transaction costs. In subsequent pe-riods, financial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method. Provisions are measured as the best estimate of the costs needed at the balance sheet date to settle obligations. Provisions also include contingent payments on the conclusion of agree-ments, contracts, etc. The change in the balance of the royalty bond from December 31, 2016 to December 31, 2017 was attributable to movements in the USD/DKK exchange rate and repayment of 50.4% of the principal. Restated 2017 The table below details changes in the Group’s liabilities arising from financing activities re-garding the royalty bond, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities. DKK thousand 2018 DKK thousand January 1, 2018 Financing cash flows (repayment) Amortization of financing costs Exchange rate adjustments 135,734 -158,311 18,347 4,230 Note 22 – Contingent assets, liabilities and other contractual obligations December 31, 2018 0 Contingent assets include potential future milestone payments. Contingent liabilities and other contractual obligations include contractual obligations related to agreements with contract research organizations (CROs) and lease commitments. January 1, 2017 Financing cash flows (repayment) Amortization of financing costs Exchange rate adjustments 332,243 -176,360 5,748 -25,897 Accounting policies Contingent assets and liabilities are disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote. At December 31, 2018, Zealand is eligible for a payment from Sanofi of up to USD 15.0 million, expected in 2020. However, it is Management’s opinion that the amount of any payment can-not be determined on a sufficiently reliable basis, and therefore have not recognized an asset in the statement of financial position of the Group. December 31, 2017 135,734 At December 31, 2018, total contractual obligations related to agreements with CROs amount-ed to DKK 245.6 million (DKK 156.4 million for 2019 and DKK 89.2 million for the years 2020 up to and including 2022). Zealand Pharma  Annual Report 2017 83 Severance payment Employee benefits Royalty payable to third party Interest payable on royalty bond Investment in Beta Bionics Other payables 925 34,971 6,682 0 22,803 15,483 896 28,165 763 4,295 0 7,335 Total other liabilities 80,864 41,454

8A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 22 – Contingent assets, liabilities and other contractual obligations (continued) At December 31, 2017, total contractual obligations related to agreements with CROs amount-ed to DKK 76.6 million (DKK 52.6 million for 2018 and DKK 24.0 million for the years 2019 up to and including 2020). Note 23 – Financial risks The objective of Zealand’s financial management policy is to reduce the Group’s sensitivity to fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand’s financial management policy has been endorsed by Zealand’s Audit Committee and ultimately approved by Zealand’s Board of Directors. Accounting policies Lease agreements are classified as either finance or operating leases based on the criteria in IAS 17 Leases. Lease payments under operating leases and other rental agreements are recognized in the income statement over the term of the agreements. The Group has not entered into any finance leases. Zealand receives milestone payments from its current partners in USD and EUR. Zealand is mainly exposed to research and development expenses. As such, Zealand is exposed to various financial risks, including foreign exchange rate risk, interest rate risk, credit risk and liquidity risk. DKK thousand 2018 2017 Capital structure Zealand aims to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and long-term growth targets. The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and the Group. Exchange rate risk Most of Zealand’s financial transactions are in DKK, USD and EUR. Operating lease agreements include rental agreement of building, company cars and office equipment. Based on management’s analysis according to the accounting policy, all leases have been determined to be operating lease commitments. Due to Denmark’s long-standing fixed exchange rate policy vis-à-vis the EUR, Zealand has eval-uated that there is no transaction exposure or exchange rate risk regarding transactions in EUR. The leases are subject to terms of interminability of between 6 and 156 months. Zealand’s milestone payments have been agreed in foreign currencies, namely USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange rate risk evaluation. In 2018, DKK 7.9 million (2017: DKK 7.4 million and 2016: DKK 7.4 million) was recognized as an expense in the income statement, with DKK 6.7 million (2017: DKK 6.1 million and 2016: DKK 6.1 million) allocated to Research and development expenses and DKK 1.2 million (2017: DKK 1.3 million and 2016: DKK 1.3 million) to Administrative expenses. As Zealand from time to time conducts clinical trials and toxicology studies in the U.S., Zealand will be exposed to the exchange rate fluctuations and risks associated with transactions in USD. To date, Zealand’s policy has been to manage the transaction and translation risk associated with the USD passively, placing the revenue received from milestone payments in USD in a USD account for future payment of Zealand’s expenses denominated in USD, covering payments for the next 12-24 months and thus matching Zealand’s assets with its liabilities. Up until September 2018, a USD denominated royalty bond was outstanding which up until this point in time established a significant exchange rate risk vs. USD. After redemption of the remaining outstanding amount, USD 24.7 million, Zealand is debt free. As of December 31, 2018, Zealand holds DKK 96.5 million (2017: 252.9) of its cash in USD. Zealand Pharma  Annual Report 2017 84 Total future minimum lease payments related to operating lease agreements: Within 1 year 1-3 years 4-5 years 6,945 31,098 29,464 4,292 2,593 117 Total 67,507 7,002

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 85 Notes Note 23 – Financial risks (continued) Interest rate risk Zealand has a policy of avoiding any financial instrument that exposes the Group to any un-wanted financial risk. As of December 31, 2018, Zealand is debt free. Up until this point in the Zealand had a fixed rate royalty bond. 2018 Effect 2017 Fluctuation DKK thousand Fluctuation Effect During 2018, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates on bank deposits in DKK and EUR have been negative for most of 2018, while USD ac-counts have generated a low level of positive interest. Contractual maturity (liquidity risk) A breakdown of the Group’s aggregate liquidity risk on financial assets and liabilities is given below. During 2018, Zealand has invested in securities. The Group’s securities portfolio comprises bonds in Danish kroner. The average weighted duration of the bond portfolio on the balance sheet date was 3 years. The bond portfolio has fixed interest rates. The following table details the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management’s best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay. Credit risk Zealand is exposed to credit risk in respect of receivables, bank balances and bonds. The max-imum credit risk corresponds to the carrying amount. Management believes that credit risk is limited, as the counterparties to the trade receivables are large global pharmaceutical compa-nies. Cash and bonds are not deemed to be subject to credit risk, as the counterparties are banks with investment-grade ratings (i.e. BBB-or higher from Standard & Poor’s). There are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities. Liquidity risk The purpose of Zealand’s cash management is to ensure that the Group has sufficient and flexible financial resources at its disposal at all times. <6 months 6<12 months DKK thousand 1-5 years Total Zealand’s short-term liquidity is managed and monitored by means of the Company’s quarter-ly budget revisions to balance the demand for liquidity and maximize the Company’s interest income by matching its free cash in fixed-rate, fixed-term bank deposits and bonds with its expected future cash burn. Trade payables Other 32,652 80,864 0 0 0 0 32,652 80,864 Total financial liabilities at December 31, 2018 113,516 0 0 113,516 Sensitivity analysis The table shows the effect on profit/loss and equity of reasonably likely changes in the financial variables in the statement of financial position. Trade payables Royalty bond repayments Interest payments on royalty bond Other (restated) 29,428 1,401 7,249 34,242 0 1,347 7,302 0 0 132,986 35,140 0 29,428 135,734 49,691 34,242 Total financial liabilities at December 31, 2017 72,320 8,649 168,126 249,095 Zealand Pharma  Annual Report 2017 85 USD Interest rate +/-10% 9,627 +/-100b.p7,974 +/-10% 12,304 +/-100b.p5,562

8A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 23 – Financial risks (continued) Note 24 – Related parties All cash flows are nondiscounted and include all liabilities under contracts. Zealand has no related parties with controlling interest. Interest payments on the royalty bond in 2017 are calculated using the fixed interest rate (9.375%) and the expected payback time as of each balance sheet date. Zealand’s other related parties comprise the Company’s Board of Directors and Corporate Management. Zealand has redeemed the outstanding royalty bond in September, 2018. Remuneration to the Board of Directors and Corporate Management is described in note 6. Fair value measurement of financial instruments No further transactions with related parties were conducted during the year. Ownership The following shareholders are registered in Zealand’s register of shareholders as owning minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) at December 31, 2018: Restated 2017 DKK thousand 2018 • • • • Sunstone Capital A/S, Copenhagen, Denmark Wellington Management Company LLP, Boston, U.S. Van Herk Investments, Rotterdam, Netherlands Bank Julius Bär & Co. AG, Zurich, Switzerland 1) Classified as loans and receivables under IAS 39 The fair value of securities is based on Level 1 in the fair value hierarchy. The fair value of other investments is based on level 3 in the fair value hierarchy. The carrying amount of financial assets and financial liabilities approximated the fair value. Zealand Pharma  Annual Report 2017 86 Categories of financial instruments Trade receivables Other receivables Restricted cash Cash and cash equivalents 3,274 3,368 0 860,635 5,679 4,979 5,892 588,718 Financial assets at amortised cost1) 867,277 605,268 Securities Other investments 298,611 32,582 75,111 9,312 Financial assets measured at fair value 331,193 84,423 Royalty bond Trade payables Other liabilities 0 32,652 80,864 135,734 29,428 41,454 Financial liabilities measured at amortized cost 113,516 206,616

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 87 Notes Note 25 – Adjustments for non-cash items Note 27 – Significant events after the balance sheet date There have been no significant events between December 31, 2018 and the date of approval of these financial statements that would require a change to or additional disclosure in the consolidated financial statements. 2018 DKK thousand 2017 2016 Note 28 – Approval of the annual report The Annual Report has been approved by the Board of Directors and Executive Management and authorized for issue on March 7, 2019. Note 26 – Change in working capital Restated 2017 Restated 2016 DKK thousand 2018 Zealand Pharma  Annual Report 2017 87 Increase/decrease in receivables Increase/decrease in payables -471 13,256 1,306143,212 -12,610 13,626 Change in working capital 12,785 -11,304 156,838 Depreciation Warrant compensation expenses Income tax receipt Income tax expense Financial income Financial expenses Non paid royalty expenses regarding sale of future royalties and milestones Exchange rate adjustments 4,508 17,468 0 43,774 0 19,736 6,575 9,865 4,7575,410 20,15622,727 -5,500 -5,500 0 0 -2,048 -592 25,61040,781 0 0 -17,596 -5,141 Total adjustments 101,926 25,379 57,685

8A8boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Contents – Financial statements of the parent company Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity 89 89 90 91 91 Parent company Notes 1 Significant accounting policies, and significant accounting estimates and assessments Revenue Financial income Financial expenses Basic and diluted earnings per share Investments in subsidiaries Other investments Other recievables Cash and cash equivalents 10 11 Other liabilities Contingent liabilities and other contractual obligations Financial risks Adjustments for non-cash items Change in working capital Transactions with related parties Allocation of result Significant events after the balance sheet date Approval of the annual report 94 92 92 92 93 93 93 94 94 94 2 3 4 5 6 7 8 9 94 95 96 96 96 96 96 96 12 13 14 15 16 17 18 Zealand Pharma  Annual Report 2017 88

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 89 Financial statements of the parent company Income statement Statement of comprehensive income 2018 2018 DKK thousand Note 2017 DKK thousand Note 2017 Revenue Research and development expenses Administrative expenses Other operating income 2 13,119 -437,951 -42,952 630 31,412 -324,051 -46,157 607 Net result for the year Other comprehensive income (loss) 498,516 0 -171,739 0 Comprehensive result for the year 498,516 -171,739 Operating result -467,154 -338,189 Income from subsidiaries Financial income Financial expenses 6 3 4 1,000,000 12,904 -3,512 173,486 1,751 -14,287 Result before tax 542,238 -177,239 Income tax -43,722 5,500 Net result for the year 498,516 -171,739 Earnings per share – DKK Basic earnings/loss per share Diluted earnings/loss per share 5 5 16.24 16.24 -6.17 -6.17 Zealand Pharma  Annual Report 2017 89

90 Zealand Pharma • Annual Report 2018

Financial statements of the parent company.

Statement of financial position at December 31

DKK thousand	Note	2018	2017
Assets			
Non-current assets			
Plant and machinery		13,650	14,855
Other fixtures and fittings, tools and equipment		1,794	953
Leasehold improvements		186	304
Investment in subsidiaries	6	380	380
Deposits		2,762	2,729
Other investments	7	32,582	9,312
Total non-current assets		**51,354**	**28,533**
Current assets			
Trade receivables		3,274	0
Receivables from subsidiaries		0	127
Prepaid expenses		11,698	7,253
Income tax receivable		1,278	5,500
Other receivables	8	3,103	4,950
Securities		298,611	75,111
Cash and cash equivalents	9	804,303	493,575
Total current assets		**1,122,267**	**586,516**
Total assets		**1,173,621**	**615,049**

DKK thousand	Note	2018	Restated 2017
Liabilities and equity			
Share capital		30,787	30,751
Share premium		1,976,736	1,956,514
Retained loss		-940,611	-1,439,127
Equity		**1,066,912**	**548,138**
Trade payables		32,409	29,424
Payables to subsidiaries		546	0
Other liabilities	10	73,754	37,487
Current liabilities		**106,709**	**66,911**
Total liabilities		**106,709**	**66,911**
Total equity and liabilities		**1,173,621**	**615,049**
Significant accounting policies, and significant accounting estimates and assessments	1		
Contingent liabilities and other contractual obligations	11		
Financial risks	12		
Transactions with related parties	15		
Allocation of result	16		
Significant events after the balance sheet date	17		
Approval of the annual report	18

Zealand Pharma • Annual Report 2018 91

Financial statements of the parent company.

Statement of cash flows

DKK thousand	Note	2018	2017
Net result for the year		498,516	-171,739
Adjustments for non-cash items	13	58,501	20,779
Change in working capital	14	11,250	23,302
Financial income received		4,289	1,751
Financial expenses paid		-1,242	-730
Income tax receipt		5,500	5,500
Income tax paid		-45,000	0
Cash inflow/outflow from operating activities		**531,814**	**-121,137**
Change in deposit		-33	-39
Purchase of other investments		0	-9,312
Purchase of securities		-299,849	-75,037
Sale of securities		74,230	0
Purchase of property, plant and equipment		-4,038	-7,226
Sale of fixed assets		0	120
Cash outflow from investing activities		**-229,690**	**-91,494**
Proceeds from issuance of shares related to exercise of warrants		2,862	6,790
Proceeds from initial public offering		0	567,076
Costs related to initial public offering		0	-59,576
Cash inflow from financing activities		**2,862**	**514,290**
Decrease/increase in cash and cash equivalents		**304,986**	**301,659**
Cash and cash equivalents at January 1		493,575	206,399
Exchange rate adjustments		5,742	-14,483
Cash and cash equivalents at December 31		**804,303**	**493,575**

Statement of changes in equity

DKK thousand	Share capital	Share premium	Retained loss	Total
Equity at January 1, 2018	**30,751**	**1,956,514**	**-1,439,127**	**548,138**
Comprehensive income for the year				
Net profit for the year	0	0	498,516	498,516
Warrant compensation expenses	0	17,396	0	17,396
Capital increases	36	2,826	0	2,862
Equity at December 31, 2018	**30,787**	**1,976,736**	**-940,611**	**1,066,912**
Equity at January 1, 2017	**26,142**	**1,438,578**	**-1,266,297**	**198,423**
Restatement[1]	0		-1,091	-1,091
Comprehensive loss for the year				
Net loss for the year	0	0	-171,739	-171,739
Warrant compensation expenses	0	20,156	0	20,156
Capital increases	4,609	569,041	0	573,650
Costs related to capital increases	0	-71,261	0	-71,261
Equity at December 31, 2017	**30,751**	**1,956,514**	**-1,439,127**	**548,138**

1 See note 1 to the consolidated financial statements.SSS

9A2boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments Note 2 – Revenue Recognized revenue can be specified as follows: Significant accounting policies DKK thousand 2018 2017 Basis of preparation The financial statements of the parent company have been prepared in accordance with Inter-national Financial Reporting Standards (IFRS) as adopted by the EU and additional requirements under the Danish Financial Statements Act. Boehringer Ingelheim International GmbH Undisclosed counterpart Protagonist Therapeutics, Inc. 0 9,845 3,274 29,750 0 1,662 Total license and milestone revenue 13,119 31,412 The financial statements are presented in Danish kroner (DKK), which is the functional currency of the Company. Please refer to note 2 to the consolidated financial statements. In the narrative sections of the financial statements, comparative figures for 2017 are shown in brackets. The accounting policies for the financial statements of the parent company are unchanged from the last financial year. The accounting policies are the same as for the consolidated finan-cial statements with the exception of the supplementary accounting policies. For a description of the accounting policies for the Group, please refer to the consolidated financial statements, pp 55-87. Note 3 – Financial income DKK thousand 2018 2017 Interest income from financial assets measured at amortized costs Fair value adjustments of securities Dividend, securities Exchange rate adjustments 3,269 0 1,020 8,615 1,677 74 0 0 Supplementary accounting policies for the parent company are described below. Restatement During Q2 2018, it was determined that royalty revenue from Sanofi recognized from 2013 until Q1 2018, included DKK 17.1 million of royalty revenue on net sales in countries with no valid IP protection for Zealand and therefore revenue has been overstated in this period. The restate-ment for the years 2013 and 2014 had an effect on the parent company and therefore equity at the beginning of the period has been restated by DKK 1.1 million. Total financial income 12,904 1,751 Investments in subsidiaries Please refer to note 6 Investments in subsidiaries. Zealand Pharma  Annual Report 2017 92

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements• Other information Zealand Pharma  Annual Report 2018 93 Notes Note 4 – Financial expenses Note 6 – Investments in subsidiaries Accounting policies Investments in subsidiaries are measured at cost in the parent company’s financial statements. Where the recoverable amount of the investment is lower than cost, the investments are writ-ten down to this lower value. DKK thousand 2018 2017 Other financial expenses Fair value adjustments of securities Loss on sale or securities Exchange rate adjustments 1,242 1,389 881 0 730 0 0 13,557 DKK thousand Total financial expenses 3,512 14,287 Cost at January 1, 2018 Additions 380 0 Cost at December 31, 2018 380 Note 5 – Basic and diluted earnings per share Revaluation at January 1, 2018 Impairment for the year 0 0 The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share are as follows: Revaluation at December 31, 2018 0 DKK thousand 2018 2017 Carrying amount at December 31, 2018 380 Net result for the year Net result used in the calculation of basic and diluted loss per share 498,516 498,516 -171,739 -171,739 DKK thousand Cost at January 1, 2017 Additions 380 0 Weighted average number of ordinary shares Weighted average number of treasury shares 30,754,948 -64,223 27,918,271 -64,223 Cost at December 31, 2017 380 Weighted average number of ordinary shares used in the calculation of basic earnings per share 30,690,725 27,854,048 Revaluation at January 1, 2017 Impairment for the year 0 0 Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share 30,696,404 27,854,048 Revaluation at December 31, 2017 0 Basic loss per share (DKK) 16.24 -6.17 Carrying amount at December 31, 2017 380 Diluted loss per share (DKK) 16.24 -6.17 Regarding a specification of potential ordinary shares, which are dilutive or antidilutive, please refer to note 11 to the consolidated financial statements. Zealand Pharma  Annual Report 2017 93

9A4boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Note 6 – Investments in subsidiaries (continued) Note 8 – Other receivables Voting rights 2018 DKK thousand 2017 Company summary Domicile Ownership VAT Other 2,771 332 3,359 1,591 Zealand Pharma A/S subsidiaries: ZP Holding SPV K/S ZP General Partner 1 ApS Zealand Pharma US Inc Denmark Denmark United States 100% 100% 100% 100% 100% 100% Total other receivables 3,103 4,950 Note 9 – Cash and cash equivalents ZP Holding SPV K/S subsidiaries: ZP SPV 1 K/S ZP General Partner 2 ApS Denmark Denmark 100% 100% 100% 100% DKK thousand 2018 2017 DKK USD EUR 309,482 95,025 399,796 10,183 247,107 236,285 Pursuant to section 146(1) of the Danish Financial Statements Act, Management has chosen to submit an exemption declaration (Undtagelseserklæring) and has not issued annual reports for ZP SPV 1 K/S and ZP Holding SPV K/S. Total cash and cash equivalents 804,303 493,575 The financial statements of the two companies are fully consolidated in the consolidated finan-cial statements of Zealand Pharma A/S. Note 10 – Other liabilities Income from subsidiaries relates to dividends from subsidiaries received during the year. Total income from subsidiaries amounts to DKK 1,000.0 million (2017: 173.5 million). Restated 2017 DKK thousand 2018 Severance payment Employee benefits Investment in Beta Bionics Other payables 925 34,940 22,803 15,086 896 28,165 0 8,426 Note 7 – Other investments Accounting policies Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items. Total other liabilities 73,754 37,487 Other investments consist of a USD 5.0 million (2017 USD 1.5 million) investment in Beta Bion-ics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for au-tonomous diabetes care. The investment in Beta Bionics, Inc. is recorded at fair value through profit and loss. This investment represents 2.0% (2017: 0.9%) ownership of Beta Bionics, Inc., and is recorded at a fair value of DKK 32.6 million as of December 31, 2018 (DKK 9.3 million as of December 31, 2017). Note 11 – Contingent liabilities and other contractual obligations Zealand Pharma A/S is part of a Danish joint taxation. Consequently, referring to the Danish Corporation Tax Act regulations, Zealand Pharma A/S is liable for any income taxes, etc. for the jointly taxed companies and Zealand Pharma A/S is likewise liable for any obligations to with-hold tax at source on interest, royalties and returns for the jointly taxed companies. Please refer to note 22 to the consolidated financial statements. Zealand Pharma  Annual Report 2017 94

Zealand Pharma • Annual Report 2018 95

Notes.

Note 12 – Financial risks

Please refer to note 23 to the consolidated financial statements.

Contractual maturity (liquidity risk)

A breakdown of the Company's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Company's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

There are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	<6 months	6<12 months	1-5 years	Total
Trade payables	32,409	0	0	32,409
Other	73,754	0	0	73,754
Total financial liabilities at December 31, 2018	**106,163**	**0**	**0**	**106,163**
Trade payables	29,424	0	0	29,424
Other (restated)	37,487	0	0	37,487
Total financial liabilities at December 31, 2017	**66,911**	**0**	**0**	**66,911**

All cash flows are undiscounted and include all liabilities under contracts.

Fair value measurement of financial instruments

DKK thousand	2018	Restated 2017
Categories of financial instruments		
Trade receivables	3,274	0
Receivables from subsidiaries	0	127
Income tax receivable	1,278	5,500
Other receivables	3,103	4,950
Cash and cash equivalents	804,303	493,575
Financial assets measured at amortized cost	**811,958**	**504,152**
Securities	298,611	75,111
Other investments	32,582	9,312
Financial assets measured at fair value	**331,193**	**84,423**
Trade payables	32,409	29,424
Payables to subsidiaries	546	0
Other liabilities	73,754	37,487
Financial liabilities measured at amortized cost	**106,709**	**66,911**

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

At December 31, 2018 and 2017, the carrying amount of other financial assets and financial liabilities approximated the fair value.

9A6boutZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements• Other information Notes Alternative performance measures for the Group (non-audited) Net operating expenses Net operating expenses consist of research, development and administrative expenses less other operating income (excluding net effect from sale of Sanofi royalties and milestones). Net operating expenses is used to show the total cost level, excluding costs related to revenue, i.e. royalty expenses. This is used to show the cost level that needs to be covered by revenues minus royalty expenses in order to show an operating profit. The table below shows a reconcil-iation of net operating expenses for the years ended 2018, 2017 and 2016: Note 13 – Adjustments for non-cash items DKK thousand 2018 2017 Depreciation Warrant compensation expenses Income tax receipt Income tax expense Financial income Financial expenses Exchange rate adjustments 4,508 17,396 0 43,722 0 1,389 -8,514 4,757 20,156 -5,500 0 -1,751 730 2,387 DKK thousand 2018 2017 2016 Total adjustments 58,501 20,779 Note 14 – Change in working capital Free cash flow Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, Executive Management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure “Net cash flow from operating activities.” The table below shows a reconciliation of free cash flow for 2018, 2017 and 2016: DKK thousand 2018 2017 Increase/decrease in receivables Increase/decrease in payables -5,745 16,995 6,627 16,675 Change in working capital 11,250 23,302 Note 15 - Transactions with related parties The parent company had payables to Group subsidiaries of DKK 546 thousand at December 31, 2018 (2017: receivables of DKK 127 thousand). In 2018, interest paid by the parent company to subsidiaries amounted to DKK 0 thousand (2017: DKK 0 thousand). DKK thousand 2018 2017 2016 Note 16 - Allocation of result The Board of Directors proposes that the parent company’s 2018 net result of DKK 498.5 million (2017: net result of DKK – 171.7 million) be carried forward to next year by transfer to retained loss. Note 17 – Significant events after the balance sheet date Please refer to note 27 to the consolidated financial statements. Note 18 – Approval of the annual report Please refer to note 28 to the consolidated financial statements. Zealand Pharma  Annual Report 2017 96 Cash (outflow)/inflow from operating activities Less purchase of property, plant and equipment -460,400 -4,038 -278,746 40,904 -7,226 -2,600 Free cash flow -464,438 -285,972 38,304 Research and development expenses Administrative expenses Other operating income 438,215 43,542 -630 324,667268,159 47,47052,503 -607 -1,697 Net operating expenses 481,127 371,530 318,965

Zealand Pharma  Annual Report 2018 97 Statement of the Board of Directors and Executive Management The Board of Directors and Executive Management have today discussed and approved the Annual Report of Zealand Pharma A/S for the financial year January 1 – December 31, 2018. parent company’s operations and cash flows for the financial year January 1 – December 31, 2018. In our opinion, the Management’s review includes a fair review of the development of the Group’s and the parent company’s operations and economic conditions, the results for the year, and the Group’s and the parent company’s financial position, as well as a review of the principal risks and uncertainties to which the Group and the parent company are exposed. The consolidated financial statements and parent company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements under the Danish Financial Statements Act. We consider the accounting policies used to be appropriate. In our opinion, the financial statements give a true and fair view of the Group’s and the parent company’s financial position as of December 31, 2018, and of the results of the Group’s and the We recommend that the Annual Report be approved at the Annual General Meeting. Glostrup, March 7, 2019 Executive Management Adam Sinding Steensberg Interim Chief Executive Officer, Executive Vice President and Chief Medical and Development Officer Mats Peter Blom Executive Vice President and Chief Financial Officer Board of Directors Alf Gunnar Martin Nicklasson Chairman Rosemary Crane Board member Kirsten Aarup Drejer Board member Catherine Moukheibir Board member Alain Munoz Board member Michael John Owen Board member Hanne Heidenheim Bak Board member Employee elected Jens Peter Stenvang Board member Employee elected

98 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 98 Independent Basis for opinion We conducted our audit in accordance with Interna-tional Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsi-bilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants' Code of Ethics for Professional Accountants (IESBA Code) and the additional require-ments applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evi-dence we have obtained is sufficient and appropriate to provide a basis for our opinion. To the shareholders of Zealand Pharma A/S auditor’s report Opinion We have audited the consolidated financial state-ments and the parent financial statements of Zealand Pharma A/S for the financial year January 1 – De-cember 31, 2018 which comprise the income state-ment, statement of comprehensive income, state-ment of financial position, statement of changes in equity, statement of cash flows and notes, including a summary of significant accounting policies, for the Group as well as for the Parent. The consolidated financial statements and the parent financial state-ments are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act. To the best of our knowledge and belief, we have not provided any prohibited non-audit services as referred to in Article 5(1) of Regulation (EU) No 537/2014. In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2018, and of the results of their operations and cash flows for the financial year Janaury 1 – December 31, 2018 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act. We were first appointed auditors of Zealand Pharma A/S on April 29, 2014 for the financial year 2014. We have been reappointed annually by decision of the general meeting for a total contiguous engagement period of five years up to and including the financial year 2018. Our opinion is consistent with our audit book com-ments issued to the Audit Committee and the Board of Directors.

Zealand Pharma • Annual Report 2018 99

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements and the parent financial statements for the financial year January 1 – December 31, 2018 These matters were addressed in the context of our audit of the consolidated financial statements and the parent financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Sale of future royalty and milestones to Royalty Pharma

On September 6, 2018 Zealand Pharma A/S entered into an agreement to sell future royalties and milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/ Adlyxin® to Royalty Pharma. Under the agreement, Management has concluded that all rights and obligations under the Sanofi Licensing agreement apart from a potential payment from Sanofi of up to USD 15 million, expected in 2020 have been transferred to Royalty Pharma. Zealand Pharma A/S has received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. This income is presented in the consolidated income statement net of related royalty expenses to third parties amounting to 13.5% or DKK 176.9 million and fees to advisors amounting to DKK 34.5 million representing a net gain of DKK 1,098.9 million. Following the sale, Zealand Pharma A/S has also redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million).

We have identified this transaction as a key audit matter as there is judgement taken by Management and as this is a significant transaction that is out of the scope of the normal business undertaken by Zealand Pharma A/S.

How the matter was addressed in the audit

Based on our risk assessment procedures focused on the Group's business process and internal controls for significant unusual transactions during the year, we tested the appropriateness of the recognition and disclosures related to the transaction. We read the Sales Agreement as well as Management's accounting memo and discussed it with Management and evaluated the related accounting treatment including disclosures. We obtained Management's calculation of the accounting impact of the transaction and evaluated the validity of the calculation by testing the accuracy and completeness of the inputs to such calculation.

Refer to notes 1, 2 and 7 in the consolidated financial statements.

Royalty revenue from Sanofi and related restatement

Royalty revenue recognized in 2018 amounted to DKK 25 million (DKK 35 million in 2017 and DKK 20 million in 2016). Royalty revenue correspond to a 10% royalty on global net sales of a combination of lixisenatide marketed under the brand name Lyxumia® and insulin glargine 100 units/ml (Lantus®) marketed under the brand name Soliqua® 100/33 in the U.S. and as Suliqua® in the EU. Sanofi sales of Lyxumia® of EUR 9.5 million and sales of Soliqua® and Suliqua® of EUR 23.8 million generated DKK 25 million of royalty revenue for Zealand Pharma A/S in 2018.

During Q2 2018, it was determined that royalty revenue from Sanofi recognized from 2013 until Q1 2018 included DKK 17.1 million of royalty revenue on net sales in countries with no valid IP protection for Zealand Pharma A/S and therefore revenue had been overstated in this period. As a consequence of this, royalty expenses from 2013 until Q1 2018 has been overstated in this same period. Such misstatements have been corrected with retrospective impact and thus comparable periods as of and for the years ended December 31, 2017, 2016, and 2015, have been restated.

While there is limited Management judgement in determining the appropriateness of recognition of royalty revenue in 2018, we have identified this as a key audit matter as the inputs used in the calculation of royalty revenue are driven by third-party sources and as there was a restatement identified in 2018 related to current and prior period royalty revenue.

How the matter was addressed in the audit

Based on our risk assessment procedures focused on the Group's business process and internal controls for royalty revenue, we tested the appropriateness of the Group's revenue recognition. We read the Sanofi Royalty Agreement, discussed it with Management and evaluated the related accounting treatment. We

100 Zealand Pharma  Annual Report 2018 Zealand Pharma  Annual Report 2018 100 Auditor's responsibilities for the audit of the consolidated financial statements and the parent financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggre-gate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements. obtained Management’s calculation of royalty reve-nue and evaluated the validity of the calculation by testing the accuracy and completeness of the inputs to such calculation. In regards to the restatement, we performed testing on the accuracy and completeness of the restatement calculation and ensured that only countries with a valid IP protection for Zealand Phar-ma A/S was included. We also evaluated the disclo-sures in the consolidated financial statements related to royalty revenue and the related restatement. Based on the work we have performed, we conclude that the Management review is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in ac-cordance with the requirements of the Danish Finan-cial Statements Act. We did not identify any material misstatement of the Management review. Management's responsibilities for the consolidated financial statements and the parent financial statements Management is responsible for the preparation of consolidated financial statements and parent fi-nancial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional re-quirements of the Danish Financial Statements Act, and for such internal control as Management deter-mines is necessary to enable the preparation of con-solidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error. Refer to notes 1 and 2 in the consolidated financial statements. Statement on the Management review Management is responsible for the Management review. Our opinion on the consolidated financial statements and the parent financial statements does not cover the Management review, and we do not express any form of assurance conclusion thereon. As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so. In connection with our audit of the consolidated financial statements and the parent financial state-ments, our responsibility is to read the Management review and, in doing so, consider whether the Man-agement review is materially inconsistent with the consolidated financial statements and the parent fi-nancial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. • Identify and assess the risks of material misstate-ment of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than Moreover, it is our responsibility to consider whether the Management review provides the information required under the Danish Financial Statements Act.

Zealand Pharma  Annual Report 2018101 were of most significance in the audit of the consol-idated financial statements and the parent financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation pre-cludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our re-port because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrep-resentations, or the override of internal control. • Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consoli-dated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view. • Obtain an understanding of internal control rele-vant to the audit in order to design audit proce-dures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control. • Obtain sufficient appropriate audit evidence re-garding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. • Evaluate the appropriateness of accounting pol-icies used and the reasonableness of accounting estimates and related disclosures made by Man-agement. Copenhagen, March 7, 2019 • Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidat-ed financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or condi-tions may cause the Group and the Entity to cease to continue as a going concern. We communicate with those charged with govern-ance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in in-ternal control that we identify during our audit. Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 33 96 35 56 We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. Martin Norin Faarborg State-Authorized Public Accountant MNE no mne29395 Sumit Sudan State-Authorized Public Accountant MNE no mne33716 From the matters communicated with those charged with governance, we determine those matters that

1A0b2outZZeealaalnadnPdhaPrhmaarma Annual RMeporvtin20g18forward Products and pipeline Corporate matters Financial statements Other information• Other information Sources Company information 103 103 Zealand Pharma  Annual Report 2017102

About Zealand Pharma Moving forward Products and pipeline Corporate matters Financial statements Other information• Zealand Pharma  Annual Report 2018 103 Sources Company information Zealand Pharma A/S Smedeland 36 2600 Glostrup Denmark Pipeline Overview Dasiglucagon for severe hypoglycemia in diabetes 1 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 366m in outstand-ing milestones Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstand-ing milestones Partnered with Boehringer Ingelheim 1 2 3 4 5 6 7 8 ADA Section 8 2017 ADA Section 6 2017: p60C; p61A; p60D Kalra 2013: p9B International Hypoglycemia Study Group. Diabetes Care. 2015;38:1583–1591. Cryer PE 2015: p2C Lilly-rglucagon-ppi: p1A; p2A; p3A GlucaGen® Instructions for use: p1A; p2A Needle-free nasal delivery of glucagon is superior to injectable delivery in simulated hypoglycaemia rescue, ePoster # 867, EASD 2015, Stockholm. National Diabetes Statistics Report. CDC. 2014. 2 CVR no.: 20 04 50 78 3 Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 About short bowel syndrome 1 2 3 4 Pironi L et al. Clin Nutr 2016;352:247–307 Jeppesen P. Expert Opin Orphan Drugs 2013;1:515–25 Bielawska B. Nutrients 2017;9:466–60 Transparency Market Research; Short Bowel Syndrome Market, 2017 9 Zealand Pharma U.S., Inc. 434 W 33rd Street PH Floor New York, NY 10001 10 Company announcement No. 23/2018, Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia 11 Time to plasma glucose recovery defined as first increase in plasma glucose of >/=20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose Glepaglutide for short bowel syndrome 1 Naimi, R., ASPEN 2018 Nutrition Science and Practice Conference (Abstract num-ber 2829969t) info@zealandpharma.com www.zealandpharma.com Dasiglucagon for fully automated management of type 1 diabetes ZP7570 (GLP-2/GLP-1) for short bowel syndrome Established April 1, 1997 1 K.B. Madsen, C. Askov-Hansen, R.M. Naimi, C.F. Brandt, B. Hartmann, J.J. Holst, P.B. Mortensen, P.B. Jeppesen, Acute effects of continuous infusions of gluca-gon-like peptide (GLP)-1, GLP-2 and the combination (GLP-1+GLP-2) on intes-tinal absorption in short bowel syndrome (SBS) patients. A placebo-controlled study, Regulatory Peptides, Volume 184, 2013, Pages 30-39, ISSN 0167-0115, https://doi.org/10.1016/j.regpep.2013.03.025. Hvistendahl, M. , Brandt, C. F., Tribler, S. , Naimi, R. M., Hartmann, B. , Holst, J. J., Rehfeld, J. F., Hornum, M. , Andersen, J. R., Henriksen, B. M., Brøbech Mortensen, P. and Jeppesen, P. B. (2018), Effect of Liraglutide Treatment on Jejunostomy Out-put in Patients With Short Bowel Syndrome: An Open-Label Pilot Study. Journal of Parenteral and Enteral Nutrition, 42: 112-121. doi:10.1177/0148607116672265 1 2 3 ADA Section 8 2017: p71A ADA Section 6 2017: p60C; p61A Nicole C. Foster, et al, and for the T1D Exchange Clinic Network. Diabetes Tech-nology & Therapeutics. Feb 2019. Registered office Albertslund 2 Auditors Deloitte Statsautoriseret Revisionspartnerselskab CVR no.: 33 96 35 56 Rare Diseases: Dasiglucagon for congenital hyperinsulinism 1 2 Yorifuji et al. Pediatrics International 2014;56:467 Welters A, Lerch C, Kummer S, Marquard J, Salgin B, Mayatepek E, Meissner T. Long-term medical treatment in congenital hyperinsulinism: a descriptive analysis in a large cohort of patients from different clinical centers. Orphanet Journal of Rare Disease. (2015) 10;150 https://www.orpha.net/consor/cgi-bin/ (not including transient cases due to perinatal stress or diabetic mother) Congenital Hyperinsulinism International. Available at: http://congenitalhi.org 3 4 Design and production: Noted Zealand Pharma  Annual Report 2017103

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